Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”) Quarterly Report on the First Quarter of 2026

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three month period ended March 31, 2026, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Mining Corporation (“Barrick”, “we”, “our”, the “Company” or the “Group”), our operations, financial performance as well as our present and future business environment. This MD&A, which has been prepared as of May 8, 2026, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting, for the three month period ended March 31, 2026 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 48 to 52. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2025, the related annual MD&A included in the 2025 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Abbreviations

AISC	All-in Sustaining Costs

BNL	Barrick Niugini Limited

CCV	Critical Control Verifications

CEO	Chief Executive Officer

COS	Cost of Sales

DRC	Democratic Republic of Congo

G&A	General and administrative

GHG	Greenhouse Gas

GoT	Government of Tanzania

IASB	International Accounting Standards Board

ICMM	International Council on Mining and Metals

ICSID	International Centre for the Settlement of Investment Disputes

IFRS	IFRS Accounting Standards as issued by the International Accounting Standards Board

Ktpa	Thousand tonnes per annum

Lb	Pound

LME	London Metal Exchange

LTI	Lost Time Injury

LTIFR	Lost Time Injury Frequency Rate

Mtpa	Million tonnes per annum

MW	Megawatt

NGM	Nevada Gold Mines

OECD	Organisation for Economic Co-operation and Development

Oz	Ounce

PJL	Porgera Jersey Limited

PNG	Papua New Guinea

Randgold	Randgold Resources Limited

SOKIMO	Société Minière de Kilo-Moto

TCC	Total Cash Costs

TRIFR	Total Recordable Injury Frequency Rate

TSF	Tailings Storage Facilities

TWMS	Temporary Water Management Structures

VAT	Value-Added Tax

WGC	World Gold Council

WTI	West Texas Intermediate

YTD	Year to date March 31

BARRICK FIRST QUARTER 2026	1	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “aim”, “strategy”, “ramp up”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “project”, “intend”, “develop”, “progress”, “continue”, “temporary”, “estimate”, “potential”, “future”, “focus”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production and cost guidance, including our ability to meet our 2026 guidance; anticipated production growth from Barrick’s organic project pipeline and reserve replacement; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in sustaining costs per ounce/ pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy; mine life and production rates; anticipated timing for development of the Goldrush Project; our plans, timelines, and expected completion and benefits of our growth projects, including the Goldrush Project, Fourmile, Ren, Pueblo Viejo plant expansion and mine life extension project, Veladero Phase 8 Leach Pad, Reko Diq, solar power project at Kibali, and the Lumwana Super Pit Expansion; anticipated production at Goldrush, Ren, Reko Diq and Lumwana; timing for first production from the Lumwana Super Pit Expansion; Barrick’s decision to slow development activity at Reko Diq capital expenditures related to upgrades and ongoing management initiatives; Barrick’s global exploration strategy and planned exploration activities; Barrick’s copper strategy; the resumption of operations at Loulo-Gounkoto following the resolution of disputes with the Government of Mali, including adoption of the 2023 Mining Code; our pipeline of high confidence projects at or near existing operations; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status, including Fourmile; the incorporation of Fourmile into the NGM joint venture at fair market value; potential mineralization and metal or mineral recoveries; Barrick’s intention to pursue and the expected timing for and potential benefits of an initial public offering (“IPO”) of Barrick’s North American gold assets; the structure and the ability of the IPO to generate significant value for Barrick and Newmont; our ability to convert resources into reserves and future reserve replacement; asset sales, joint ventures and partnerships; Barrick’s strategy, plans, targets and goals in respect of sustainability issues, including climate change, greenhouse gas (“GHG”) emissions reduction targets, human rights, safety performance, community development and resettlement, and responsible water use; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the

Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the expropriation or nationalization of property and political or economic developments in Canada, the United States, or other countries in which Barrick does or may carry on business in the future; risks relating to the proposed initial public offering of an entity that will hold Barrick’s North American assets; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to GHG emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near

BARRICK FIRST QUARTER 2026	2	MANAGEMENT’S DISCUSSION AND ANALYSIS

communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina and uncertainty related to Venezuela; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact relations with foreign countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK FIRST QUARTER 2026	3	MANAGEMENT’S DISCUSSION AND ANALYSIS

Use of Non-GAAP Financial Measures

We use the following non-GAAP financial measures and ratios in our MD&A:

∎	“adjusted net earnings”

∎	“free cash flow”

∎	“attributable free cash flow”

∎	“attributable operating cash flow”

∎	“EBITDA”

∎	“adjusted EBITDA”

∎	“attributable EBITDA”

∎	“attributable EBITDA margin”

∎	“net leverage”

∎	“minesite sustaining capital expenditures”

∎	“project capital expenditures”

∎	“TCC/oz”

∎	“C1 cash costs/lb”

∎	“AISC per oz/lb” and

∎	“realized price per oz/lb”

For a detailed description of each of the non-GAAP financial measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Non-GAAP Financial Measures section of this MD&A on pages 36 to 45. Each non-GAAP financial measure has been annotated with a reference to an endnote on page 46. The non-GAAP financial measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Changes in Presentation of Non-GAAP Financial Performance Measures

Attributable Operating Cash Flow

Starting with this MD&A, we are presenting attributable operating cash flow. Attributable operating cash flow starts with cash provided by operating activities and adds our attributable share of cash provided by operating activities from our equity investees and subtracts the cash provided by operating activities attributable to the non-controlling interests. Management believes this to be useful indicator of the amount of cash provided by operating activities to Barrick’s ownership share.

Index

5	Overview

	5	Financial and Operating Highlights

	7	Key Business Developments

	8	Sustainability

	9	Outlook

11	Operating Performance

	11	Nevada Gold Mines

	12	Carlin

	14	Cortez

	16	Turquoise Ridge

	17	Pueblo Viejo

	18	Loulo-Gounkoto

	19	Kibali

	20	North Mara

	21	Bulyanhulu

	22	Other Mines - Gold

	23	Lumwana

	24	Other Mines - Copper

25	Future Growth

28	Review of Financial Results

	28	Revenue

	29	Production Costs

	30	General and Administrative Expenses

	30	Exploration, Evaluation and Project Expenses

	30	Finance Costs, Net

	31	Additional Statement of Income Items

	31	Income Tax Expense

32	Financial Condition Review

	32	Balance Sheet Review

	32	Financial Position and Liquidity

	33	Summary of Cash Inflow (Outflow)

34	Commitments and Contingencies

35	Review of Quarterly Results

35	Internal Control over Financial Reporting and Disclosure Controls and Procedures

36	IFRS Critical Accounting Policies and Accounting Estimates

36	Non-GAAP Financial Measures

46	Technical Information

46	Endnotes

49	Financial Statements

54	Notes to Consolidated Financial Statements

BARRICK FIRST QUARTER 2026	4	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Overview

Financial and Operating Highlights

	For the three months ended

	3/31/26	12/31/25	% Change	3/31/25	% Change

Financial Results ($ millions)

Revenues	5,218	5,997	(13)%	3,130	67%

Cost of sales	2,099	2,712	(23)%	1,785	18%

Net earnings[a]	1,602	2,406	(33)%	474	238%

Adjusted net earnings[b]	1,648	1,754	(6)%	603	173%

Attributable EBITDA[b]	2,760	3,084	(11)%	1,361	103%

Attributable EBITDA margin[b]	66%	64%	3%	51%	29%

Minesite sustaining capital expenditures[b,c]	380	458	(17)%	564	(33)%

Project capital expenditures[b,c]	570	630	(10)%	269	112%

Total consolidated capital expenditures[c,d]	979	1,107	(12)%	837	17%

Total attributable capital expenditures[e]	755	906	(17)%	631	20%

Net cash provided by operating activities	2,554	2,726	(6)%	1,212	111%

Net cash provided by operating activities margin[f]	49%	45%	9%	39%	26%

Attributable operating cash flow[b]	1,968	1,966	0%	1,042	89%

Free cash flow[b]	1,575	1,619	(3)%	375	320%

Attributable free cash flow[b]	1,213	1,060	14%	411	195%

Net earnings per share (basic and diluted)	0.96	1.43	(33)%	0.27	256%

Adjusted net earnings (basic)[b] per share	0.98	1.04	(6)%	0.35	180%

Weighted average diluted common shares (millions of shares)	1,675	1,684	(1)%	1,725	(3)%

Operating Results

Gold production[g](thousands of ounces)	719	871	(17)%	758	(5)%

Gold sold[g] (thousands of ounces)	748	960	(22)%	751	0%

Market gold price ($/oz)	4,873	4,135	18%	2,860	70%

Realized gold price[b,g] ($/oz)	4,823	4,177	15%	2,898	66%

Gold COS[g,h] ($/oz)	1,922	1,904	1%	1,629	18%

Gold TCC[b,g] ($/oz)	1,327	1,205	10%	1,220	9%

Gold AISC[b,g] ($/oz)	1,708	1,581	8%	1,775	(4)%

Copper production (thousands of tonnes)[g]	49	62	(21)%	44	11%

Copper sold (thousands of tonnes)[g]	45	67	(33)%	51	(12)%

Market copper price ($/lb)	5.83	5.03	16%	4.24	38%

Realized copper price[b,g] ($/lb)	5.79	5.42	7%	4.51	28%

Copper COS (Barrick’s share)[g,i] ($/lb)	3.41	3.37	1%	2.92	17%

Copper C1 cash costs[b,g] ($/lb)	2.57	2.45	5%	2.25	14%

Copper AISC[b,g] ($/lb)	3.67	3.61	2%	3.06	20%

	As at 3/31/26	As at 12/31/25	% Change	As at 3/31/25	% Change

Financial Position ($ millions)

Debt (current and long-term)	4,726	4,703	0%	4,727	0%

Cash and equivalents	7,131	6,706	6%	4,104	74%

Debt, net of cash	(2,405)	(2,003)	20%	623	(486)%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.
c.	Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of AISC.
d.	Total consolidated capital expenditures also includes capitalized interest of $29 million for Q1 2026 (Q4 2025: $19 million; Q1 2025: $4 million).
e.	These amounts are presented on the same basis as our guidance.
f.	Represents net cash provided by operating activities divided by revenue.
g.	On an attributable basis.
h.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2026	5	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

GOLD PRODUCTION[a] (thousands of ounces)

758
797
829
871
719
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026

COPPER PRODUCTION[a] (thousands of tonnes)

44
59
55
62
49
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026

GOLD COST OF SALES[b], TOTAL CASH COSTS[c], AND ALL-IN SUSTAINING COSTS[c] ($ per ounce)

1,629
1,775
1,220
1,654
1,684
1,239
1,562
1,538
1,137
1,904
1,581
1,205
1,922
1,708
1,327
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Cost of sales
Total cash costs
AISC

COPPER COST OF SALES[b], C1 CASH COSTS[c], AND ALL-IN SUSTAINING COSTS[c] ($ per pound)

2.92
3.06
2.25
2.56
2.90
1.80
2.68
3.14
1.96
3.37
3.61
2.45
3.41
3.67
2.57
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Cost of sales
C1 cash costs
AISC

NET EARNINGS, ATTRIBUTABLE EBITDA[c], AND ATTRIBUTABLE EBITDA MARGIN[c]

51%
55%
59%
64%
66%
474
1,361
811
1,690
1,302
2,002
2,406
3,084
1,602
2,760
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Net earnings ($ millions)
Attributable EBITDA ($ millions)
Attributable EBITDA Margin (%)

CAPITAL EXPENDITURES[c,d]

($ millions)

837
269
564
631
205
423
934
439
479
717
319
382
943
532
395
757
395
347
1107
630
458
906
480
408
979
570
380
755
427
303
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Consolidated minesite sustaining
Attributable minesite sustaining
Consolidated project
Attributable project

OPERATING CASH FLOW AND FREE CASH FLOW[c]

$2,860
$3,280
$3,457
$4,135
$4,873
1,212
375
1,329
395
2,422
1,479
2,726
1,619
2,554
1,575
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Operating Cash Flow ($ millions)
Free Cash Flow ($ millions)
Gold Market Price ($/oz)

RETURNS TO SHAREHOLDERS[e] ($ millions)

315
143
172
438
268
170
843
589
254
794
500
294
697
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Dividends
Share buybacks

a.	On an attributable basis.
b.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). Refer to endnote 2 for further details.

c.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.
d.	Capital expenditures also includes capitalized interest.
e.	Dividends declared are inclusive of performance dividends paid in 2025.

BARRICK FIRST QUARTER 2026	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Factors affecting net earnings and adjusted net earnings1 - Q1 2026 versus Q4 2025

Net earnings and adjusted net earnings1 attributable to equity holders of Barrick (“net earnings”) for Q1 2026 were $1,602 million and $1,648 million, respectively, compared to $2,406 million and $1,754 million, respectively in Q4 2025. The primary driver of the decrease were lower gold and copper sales volumes, partially offset by higher realized gold and copper prices1.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $1,648 million for Q1 2026 was $106 million lower than Q4 2025. Q1 2026 realized gold prices1 were 15% higher when compared to Q4 2025. The decrease in gold sales volumes was mainly as a result of lower grades mined and processed at Nevada Gold Mines and Pueblo Viejo combined with lower grades mined at North Mara and Kibali. These were partially offset by higher production at Loulo-Gounkoto as a result of ramping up of operations during Q1 2026 following resolution of the dispute with the Government of Mali late in Q4 2025. Lower copper sales was a result of lower grades and a planned shutdown at Lumwana.

Factors affecting net earnings and adjusted net earnings1 - Q1 2026 versus Q1 2025

Net earnings and adjusted net earnings1 for Q1 2026 were $1,602 million and $1,648 million, respectively, compared to $474 million and $603 million, respectively in Q1 2025. The primary drivers of the increase were higher realized gold prices1, partially offset by higher gold COS/oz2. Q1 2026 realized gold prices1 were 66% higher when compared to Q1 2025. The increase in gold COS/oz2 was mainly due to the impact of higher royalties, mining and production taxes (impact approximately $90/oz) associated with the higher realized gold price1. In addition, COS/oz2 was higher due to the inclusion of Loulo-Gounkoto sales at higher costs (as a result of the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto in Q4 2025) whereas in Q1 2025 there were no sales from Loulo-Gounkoto as shipments were restricted.

Factors affecting Operating Cash Flow and Free Cash Flow1 - Q1 2026 versus Q4 2025

In Q1 2026, we generated $2,554 million in operating cash flow, compared to $2,726 million in Q4 2025. The decrease of $172 million was primarily due to lower gold sales this quarter combined with higher gold TCC/oz1 partially offset by a higher realized gold price1. Operating cash flow was further impacted by an unfavorable movement in working capital, primarily in accounts payable which decreased as a result of the payment of supplier balances at Loulo-Gounkoto as operations ramped up in Q1 2026. These results were positively impacted by a decrease in cash taxes paid and lower interest paid as a result of the timing of semi-annual interest payments on our bonds, which primarily occur in the second and fourth quarters.

In Q1 2026, we recorded free cash flow1 of $1,575 million, compared to $1,619 million in Q4 2025, mainly reflecting lower operating cash flows as explained above, partially offset by lower capital expenditures than Q4 2025. In Q1 2026, capital expenditures on a cash basis were $979 million compared to $1,107 million in Q4 2025, as discussed on page 33.

Factors affecting Operating Cash Flow and Free Cash Flow1 - Q1 2026 versus Q1 2025

In Q1 2026, we generated $2,554 million in operating cash flow, compared to $1,212 million in Q1 2025. The increase of $1,342 million was primarily due to higher realized gold prices1, partially offset by higher gold TCC/oz1. Operating cash flow was further impacted by an unfavorable movement in working capital, mainly in accounts payable which decreased as a result of the payment of supplier balances at Loulo-Gounkoto as operations ramped up in Q1 2026, as well as higher cash taxes paid this quarter.

In Q1 2026, we generated free cash flow1 of $1,575 million compared to $375 million in Q1 2025. The increase primarily reflects higher operating cash flows as explained above, partially offset by higher capital expenditures. In Q1 2026, capital expenditures on a cash basis were $979 million compared to $837 million in Q1 2025, as discussed on page 33.

Key Business Developments

North American Barrick IPO

In April 2026, Barrick announced several executive appointments, dedicated exclusively to our North American gold assets. These assets are comprised of four Tier One gold assets5 located in premier mining jurisdictions in North America: Carlin, Cortez, and Turquoise Ridge in the NGM complex, and the Pueblo Viejo mine in the Dominican Republic. North American Barrick will also include Barrick’s wholly-owned Fourmile gold project, located adjacent to NGM. Barrick believes Fourmile is one of the most significant gold discoveries of this century and will be a significant high-grade and low-cost growth opportunity in North American Barrick’s portfolio.

Barrick has identified what it believes to be the optimal structure for the IPO of its North American assets. North American Barrick is expected to have its primary listing in New York, with a secondary listing in Toronto, subject to customary SEC registration and Canadian prospectus qualification processes. Barrick is on track to complete the IPO by the end of 2026, subject to market and other conditions and necessary approvals.

New Share Buyback Program

At the May 8, 2026 meeting, the Board of Directors authorized a new share buyback program for the purchase of up to $3 billion of Barrick’s outstanding common shares over the next 12 months.

The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

 Numerical annotations throughout the text of this document refer to the endnotes found starting on page 46.

BARRICK FIRST QUARTER 2026	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Executive Leadership Changes

On February 4, 2026, Mark Hill was appointed as President and Chief Executive Officer, following his appointment as Group Chief Operating Officer and Interim President and Chief Executive Officer on September 29, 2025.

Mr. Hill, who was previously responsible for Barrick’s LATAM and Asia Pacific region, is a seasoned mining executive with 30 years of experience. He joined Barrick in 2006 and has experience in strategy, corporate development and leading major projects across the world, and was also integral in the initial decision to undertake exploration at the Fourmile gold project in Nevada.

On March 1, 2026, Helen Cai was appointed as Senior Executive Vice President and Chief Financial Officer, following the departure of Graham Shuttleworth.

Ms. Cai has served on the Barrick Board of Directors since November 2021 and brings more than two decades of experience in equity research, corporate finance, strategic planning, capital markets, and M&A across the mining, industrial, and technology sectors, primarily with Goldman Sachs and China International Capital Corporation.

On February 24, 2026, we announced the appointments of James J. McGuire as Chief Legal and Policy Officer and Woo Lee as Chief Global Affairs Officer. Both will report to Barrick’s President and Chief Executive Officer, Mark Hill, and are now members of the Executive Committee.

Mr. McGuire brings over 30 years of legal (civil and criminal) experience representing leading corporations, financial institutions, and individuals on a wide range of complex legal and policy matters. As Chief Legal and Policy Officer, Mr. McGuire will oversee Barrick’s legal, compliance, regulatory, and public policy functions. Poupak Bahamin has become Barrick’s General Counsel and Chief Compliance Officer and will remain a member of Barrick’s Executive Committee.

Mr. Lee has worked at Barrick for over 11 years, most recently as Senior Vice President and Head of Government & Corporate Affairs, Asia Pacific, where he worked with government officials, business and community leaders to advance the Company’s strategic objectives. As Chief Global Affairs Officer, Mr. Lee will lead Barrick’s global government affairs strategy in all markets as well as manage government and sovereign relationships.

Board of Directors Changes

At the February 4, 2026 meeting, Robert Samek was appointed to the Board of Directors and has joined the Audit & Risk and Compensation Committees. In addition, Mark Hill, President and Chief Executive Officer, has joined the Company’s Board of Directors as a Non-Independent Director.

Reko Diq

Following the preliminary findings of the review initiated in February 2026 and the further escalation of security issues in the region, on April 2, 2026 the Company announced that it considers it necessary to slow development activity and extend the project review. The continued review will allow the Company to assess in a comprehensive manner the evolving security situation, capital requirements, project financing, project scope and timeline.

Sustainability

Sustainability, including our license to operate, is entrenched in our DNA: our sustainability strategy is our business plan. Please refer to page 17 of our 2025 Annual Report for a full description of governance, strategy, risk management and targets. Key updates for 2026 are summarized below:

Safety remains our priority. During Q1, injury severity continued to decline, with only two LTIs recorded over the past three months. Notably, AME, South America & Asia Pacific, and Reko Diq remained LTI-free during the period, and there were no fatalities across the group. The LTIFR3 improved quarter on quarter, reflecting positive progress in managing higher-severity outcomes. While the TRIFR3 increased from 0.79 to 0.92, the prevention of fatalities and serious harm requires sustained focus on critical risks and the effectiveness of critical controls, rather than minor injury counts alone.

As an organization, we are continuing to shift toward the use of leading indicators to better understand and manage fatal risk exposure. These indicators focus on whether:

i.	Critical controls are in place and effective
ii.	Controls are routinely verified in the field
iii.	People feel safe to report near misses and control failures
iv.	Actions arising from incident learnings are implemented and delivering the intended risk reduction

Leadership engagement in the field remains strong, with managers and superintendents actively completing quality CCVs. During Q1, approximately 11,000 CCVs were completed, with 24% identifying at-risk conditions. Importantly, 77% of these at-risk conditions were resolved in the field, demonstrating effective intervention at the point of risk and reinforcing the desired focus on eliminating hazards before they lead to serious incidents.

On April 2, 2026, Barrick published its standalone Human Rights Report, an update from the last publication in 2021. The Human Rights Report outlines the company’s policies, standards and procedures implemented to identify and manage potential human rights risks, along with generalized summaries of the independent human rights assessments that are undertaken as part of Barrick’s human rights program.

During Q1 2026, the Group’s total Scope 1 and 2 (location-based) GHG emissions were 1,721 kt CO2-e. Absolute emissions are trending 9% lower than 2025 due to the divestments of Hemlo and Tongon, and lower emissions from the Goldstrike Roaster and TS Power Plant, partially offset by the restart of Loulo-Gounkoto.

	For the three months ended

	3/31/2026[a]	12/31/2025[a]	3/31/25

LTIFR[3]	0.05	0.08	0.10

TRIFR[3]	0.92	0.79	0.71

Community Development Spend ($ millions)	13	15	15

Class 1[4] Environmental Incidents	0	0	0

GHG Scope 1 and 2 emissions (kt CO2-e) (location based)	1,721	1,928	1,874

Water Recycling and Reuse Rate	81%	82%	82%

a.	Data presented is provisional data and is subject to change as a result of external assurance during annual reporting.

BARRICK FIRST QUARTER 2026	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Full Year 2026 Outlook

We continue to expect our 2026 gold production to be in the range of 2.90 to 3.25 million ounces. In addition to the higher contribution from Loulo-Gounkoto versus 2025, we also expect Pueblo Viejo to deliver a slightly higher year-over-year performance with offsetting decreases at Veladero and North Mara. At Carlin, we expect 2026 production to be slightly lower than 2025 driven by open pit mine sequencing although this is expected to be partially offset by higher deliveries of Cortez material processed through the Carlin roasters. At Turquoise Ridge, we expect lower underground grades as per the planned mining sequence. Relative to 2025, we continue to expect stable delivery for the other assets.

With production slightly ahead of plan in Q1, gold production in Q2 is now expected to be 730 - 770koz and to further increase in Q3 and Q4. This is driven by the ramp-up of Loulo-Gounkoto, the timing of shutdowns, the Goldrush ramp-up and mine sequencing across the NGM sites. We also expect production at Kibali to be higher in H2 2026.

Our 2026 gold cost guidance remains unchanged noting the ranges in the table to the right are based on a gold price assumption of $4,500/oz. We have previously disclosed that our cost sensitivity is $5/oz for every $100/oz change in the gold price.

We continue to expect 2026 copper production to be in the range of 190 to 220 thousand tonnes. Production is expected to step up over the remaining three quarters with Q1 being the lowest quarter of the year mainly driven by grade at Lumwana as per the mine plan. We are also on track to achieve our copper cost guidance metrics for 2026, which are based on a LME copper price assumption of $5.50/lb. We have previously disclosed that our cost sensitivity is $0.01/lb per $0.25/lb change in the copper price.

In terms of the sensitivity of our costs to the oil price assumptions, we have calculated that for every $10/barrel change in these oil prices, the direct impact on our costs associated with our diesel consumption is $12/oz across our gold operations and $0.04/lb across our copper sites.

We previously disclosed guidance for 2026 total attributable capital expenditure of $4.0 to $4.45 billion which was inclusive of $600-700 million for the Reko Diq project. The timing and quantum of capital expenditures for the Reko Diq project (including 2026) remains under review as part of the overall project review (refer to Key Business Developments).

Further detail on our 2026 company guidance is provided below and on the next page, inclusive of the key assumptions that were used as the basis for this guidance as released on February 5, 2026 and as qualified by the comments above.

Company Guidance	2026
($ millions, except per oz/lb data)	Estimate

Gold production (millions of ounces)	2.90 - 3.25

Gold cost metrics

COS - gold ($/oz)	1,870 - 2,070

TCC ($/oz)[a]	1,330 - 1,470

Depreciation ($/oz)	470 - 520

AISC ($/oz)[a]	1,760 - 1,950

Attributable minesite sustaining[a]	1,100 - 1,250

Attributable project[a]	900 - 1,000

Total attributable capital expenditures	2,000 - 2,250

Copper production (thousands of tonnes)	190 - 220

Copper cost metrics

COS - copper ($/lb)	3.05 - 3.35

C1 cash costs ($/lb)[a]	2.20 - 2.45

Depreciation ($/lb)	0.90 - 1.00

AISC ($/lb)[a]	3.45 - 3.75

Attributable minesite sustaining[a]	400 - 450

Attributable project[a]	1,600 - 1,750

Total attributable capital expenditures	2,000 - 2,200

Exploration and project expenses	450 - 500

Exploration and evaluation	320 - 350

Project expenses	130 - 150

General and administrative expenses	~180

Corporate administration	~120

Share-based compensation[b]	~60

Other expense	70 - 90

Finance costs, net	230 - 250

Effective income tax rate[c]	24% - 28%

Key assumptions (used for guidance)

Gold Price ($/oz)	4,500

Copper Price ($/lb)	5.50

Oil Price (WTI) ($/barrel)	70

Oil Price (Brent) ($/barrel)	75

AUD Exchange Rate (AUD:USD)	0.75

ARS Exchange Rate (USD:ARS)	1,513

CAD Exchange Rate (USD:CAD)	1.30

CLP Exchange Rate (USD:CLP)	900

EUR Exchange Rate (EUR:USD)	1.10

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.
b.	Based on a share price of US$45.76.
c.	Based on key assumptions included in this table.

BARRICK FIRST QUARTER 2026	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Operating Division Guidance

Our 2026 forecast gold and copper production, COSa, TCCb, AISCb, and C1 cash costsb ranges by operating division were originally released on February 5, 2026 as follows:

Operating Division	2026 forecast attributable production (koz)	2026 forecast COS[a] ($/oz)	2026 forecast TCC[b] ($/oz)	2026 forecast AISC[b] ($/oz)

Gold

Carlin (61.5%)	600 - 670	1,770 - 1,960	1,340 - 1,490	1,900 - 2,100

Cortez (61.5%)[c]	430 - 480	1,980 - 2,190	1,390 - 1,540	1,690 - 1,870

Turquoise Ridge (61.5%)	300 - 330	1,610 - 1,790	1,220 - 1,360	1,490 - 1,650

Phoenix (61.5%)	80 - 100	2,440 - 2,710	900 - 1,000	1,180 - 1,310

Nevada Gold Mines (61.5%)	1,420 - 1,580	1,850 - 2,050	1,300 - 1,440	1,720 - 1,900

Pueblo Viejo (60%)	350 - 400	1,720 - 1,910	1,160 - 1,290	1,590 - 1,760

North America	1,770 - 1,980	1,820 - 2,010	1,270 - 1,410	1,690 - 1,870

Veladero (50%)	180 - 200	2,000 - 2,210	1,160 - 1,280	1,460 - 1,620

Porgera (24.5%)	80 - 100	1,610 - 1,790	1,190 - 1,320	1,610 - 1,780

South America & Asia Pacific	260 - 300	1,870 - 2,070	1,170 - 1,300	1,500 - 1,660

Loulo-Gounkoto (80%)[d]	260 - 290	2,860 - 3,140	2,180 - 2,390	2,640 - 2,900

Kibali (45%)	270 - 310	1,520 - 1,680	1,130 - 1,250	1,330 - 1,470

North Mara (84%)	200 - 230	1,700 - 1,880	1,300 - 1,430	1,520 - 1,680

Bulyanhulu (84%)	140 - 160	1,750 - 1,940	1,230 - 1,360	1,870 - 2,070

Africa and Middle East	870 - 970	1,990 - 2,200	1,490 - 1,640	1,840 - 2,040

Total Attributable to Barrick[e,f,g]	2,900 - 3,250	1,870 - 2,070	1,330 - 1,470	1,760 - 1,950

	2026 forecast attributable production (kt)	2026 forecast COS[a] ($/lb)	2026 forecast C1 cash costs[b] ($/lb)	2026 forecast AISC[b] ($/lb)

Copper

Lumwana	130 - 150	2.85 - 3.15	2.05 - 2.30	3.40 - 3.75

Zaldívar (50%)	30 - 35	4.80 -5.10	3.70 - 3.90	5.40 - 5.70

Jabal Sayid (50%)	25 - 30	2.10 - 2.30	1.25 - 1.45	1.45 - 1.65

Total Copper[g]	190 - 220	3.05 - 3.35	2.20 - 2.45	3.45 - 3.75

a.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.
c.	Includes Goldrush.
d.	2026 forecast cost of sales does not include the impact of the Loulo-Gounkoto purchase price allocation. Refer to note 4 to the Financial Statements for further information.
e.	TCC/oz and AISC/oz include costs allocated to non-operating sites.
f.	Operating division guidance ranges reflect expectations at each individual operating division and may not add up to the company-wide guidance range total.
g.	Includes corporate administration costs.

BARRICK FIRST QUARTER 2026	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Operating Performance

Our presentation of reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold and copper mines, have been grouped into an “Other

Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Nevada Gold Mines (61.5%)a, Nevada, USA

Summary of Operating and Financial Data

	For the three months ended

	3/31/26	12/31/25	% Change	3/31/25	% Change

Total tonnes mined (000s)	29,947	33,330	(10)%	36,961	(19)%

Open pit ore	7,028	7,299	(4)%	3,974	77%

Open pit waste	21,273	24,390	(13)%	31,534	(33)%

Underground	1,646	1,641	0%	1,453	13%

Average grade (grams/tonne)

Open pit mined	0.62	1.24	(50)%	0.98	(37)%

Underground mined	8.24	8.80	(6)%	7.62	8%

Processed	1.86	2.79	(33)%	2.51	(26)%

Ore tonnes processed (000s)	8,920	7,535	18%	6,143	45%

Oxide mill	1,887	2,042	(8)%	1,880	0%

Roaster	1,337	1,442	(7)%	1,126	19%

Autoclave	1,161	1,087	7%	1,098	6%

Heap leach	4,535	2,964	53%	2,039	122%

Recovery rate	83%	83%	0%	82%	1%

Oxide Mill	72%	73%	(1)%	77%	(6)%

Roaster	85%	85%	0%	85%	0%

Autoclave	83%	83%	0%	81%	2%

Gold produced (000s oz)	376	466	(19)%	342	10%

Oxide mill	52	67	(22)%	72	(28)%

Roaster	204	258	(21)%	172	19%

Autoclave	107	131	(18)%	86	24%

Heap leach	13	10	30%	12	8%

Gold sold (000s oz)	380	475	(20)%	345	10%

Revenue ($ millions)	1,925	2,073	(7)%	1,030	87%

Cost of sales ($ millions)	687	813	(15)%	570	21%

Income ($ millions)	1,233	1,236	0%	453	172%

EBITDA ($ millions)[b,c]	1,398	1,439	(3)%	566	147%

EBITDA margin[d]	73%	69%	6%	55%	33%

Capital expenditures ($ millions)[e]	207	183	13%	257	(19)%

Minesite sustaining[b]	140	118	19%	209	(33)%

Project[b]	65	64	2%	48	35%

COS ($/oz)	1,800	1,695	6%	1,643	10%

TCC ($/oz)[b]	1,255	1,191	5%	1,269	(1)%

AISC ($/oz)[b]	1,645	1,461	13%	1,899	(13)%

a.

Barrick is the operator of NGM and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. NGM is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge and Phoenix and non-mine site related activity.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.
c.	EBITDA represents income less depreciation. Depreciation expense is $165 million for Q1 2026 (Q4 2025: $203 million, Q1 2025: $113 million.
d.	Represents EBITDA divided by revenue.
e.	Includes capitalized interest.

Across the NGM sites, gold production for Q1 2026 was 10% higher than Q1 2025, primarily due to improved underground mining and processing performance. Highlights were:

∎	Carlin achieved the highest underground tonnes mined since the formation of the joint venture
∎	Cortez continued to benefit from the Goldrush ramp-up also delivering the highest underground tonnes mined
∎	Turquoise Ridge underground had its best quarterly performance in terms of total tonnes mined since 2021
∎	The two Carlin roasters had their highest Q1 gold production since 2022, and the Sage autoclave had its highest quarterly throughput since 2021

BARRICK FIRST QUARTER 2026	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Carlin (61.5%), Nevada, USA

Summary of Operating and Financial Data

	For the three months ended

	3/31/26	12/31/25	% Change	3/31/25	% Change

Total tonnes mined (000s)	10,054	12,704	(21)%	16,710	(40)%

Open pit ore	954	1,822	(48)%	128	645%

Open pit waste	8,234	10,018	(18)%	15,786	(48)%

Underground	866	864	0%	796	9%

Average grade (grams/tonne)

Open pit mined	2.13	2.45	(13)%	1.30	64%

Underground mined	7.12	7.30	(2)%	7.27	(2)%

Processed	4.42	5.20	(15)%	3.97	11%

Ore tonnes processed (000s)	1,501	1,554	(3)%	1,377	9%

Roasters	960	963	0%	860	12%

Autoclave	541	569	(5)%	499	8%

Heap leach	0	22	(100)%	18	(100)%

Recovery rate	82%	82%	0%	81%	1%

Roasters	85%	85%	0%	84%	1%

Autoclave	67%	70%	(4)%	67%	0%

Gold produced (000s oz)	173	207	(16)%	145	19%

Roasters	151	173	(13)%	125	21%

Autoclave	20	31	(35)%	16	25%

Heap leach	2	3	(33)%	4	(50)%

Gold sold (000s oz)	173	211	(18)%	142	22%

Revenue ($ millions)	860	904	(5)%	417	106%

Cost of sales ($ millions)	311	395	(21)%	246	26%

Income ($ millions)	547	504	9%	168	226%

EBITDA ($ millions)[a,b]	624	605	3%	206	203%

EBITDA margin[c]	73%	67%	9%	49%	49%

Capital expenditures ($ millions)[d]	113	91	24%	174	(35)%

Minesite sustaining[a]	87	70	24%	156	(44)%

Project[a]	25	20	25%	18	39%

COS ($/oz)	1,794	1,863	(4)%	1,720	4%

TCC ($/oz)[a]	1,315	1,380	(5)%	1,459	(10)%

AISC ($/oz)[a]	1,838	1,732	6%	2,570	(28)%

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.
b.	EBITDA represents income less depreciation. Depreciation expense is $77 million for Q1 2026 (Q4 2025: $101 million, Q1 2025: $38 million).
c.	Represents EBITDA divided by revenue.
d.	Includes capitalized interest.

Safety and Environment
For the three months ended
	3/31/26	12/31/25

LTI	1	1

LTIFR[3]	0.43	0.42

TRIFR[3]	2.98	2.10

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2026 compared to Q4 2025

Gold production in Q1 2026 was 16% lower compared to Q4 2025 primarily due to lower grades mined and processed. This was driven by lower Leeville underground grades due to mine sequencing and a focus on development, as well as lower volumes and grades from the Arturo open pit as mining reached the floor of the pit.

COS/oz2 and TCC/oz1 in Q1 2026 were 4% and 5% lower, respectively, than Q4 2025, driven by higher capital development and lower autoclave costs from blend changes that resulted in lower acid and lime consumption, partially offset by lower fixed cost dilution due to lower sales volumes. In Q1 2026, AISC/oz1 was 6% higher than Q4 2025, due to higher sustaining capital expenditures1, partially offset by lower TCC/oz1.

Capital expenditures increased by 24% compared to Q4 2025 mainly due to higher underground development and open pit waste stripping at Gold Quarry and higher project capital expenditures from increased growth exploration drilling.

Q1 2026 compared to Q1 2025

Gold production for Q1 2026 was 19% higher than Q1 2025, primarily due to improved underground mining and processing performance, delivering the best underground

BARRICK FIRST QUARTER 2026	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

tonnage start since the formation of NGM in 2019 and the best Q1 roaster production since 2022. This was further supported by higher tonnes and grades mined from the Arturo open pit, as mining was completed in Q1 2026 whereas there was mainly waste stripping in Q1 2025.

COS/oz2 for Q1 2026 was 4% higher than Q1 2025, as higher depreciation expense associated with the Arturo open pit was partially offset by lower TCC/oz1. TCC/oz1 was 10% lower, primarily due to higher fixed cost dilution driven by higher sales volumes and lower roaster maintenance costs compared to Q1 2025 related to the timing of the planned shutdown, partially offset by higher royalties due to the higher average gold price. For Q1 2026, AISC/oz1 was 28% lower than Q1 2025 owing to lower TCC/oz1 combined with lower minesite sustaining capital expenditures1.

Capital expenditures were 35% lower than Q1 2025, mainly due to lower minesite sustaining capital expenditures1 following the purchase of the Komatsu-930 truck fleet in Q1 2025, partially offset by higher project capital expenditures from increased growth exploration drilling.

BARRICK FIRST QUARTER 2026	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Cortez (61.5%), Nevada, USA

Summary of Operating and Financial Data

	For the three months ended

	3/31/26	12/31/25	% Change	3/31/25	% Change

Total tonnes mined (000s)	14,058	13,465	4%	14,397	(2)%

Open pit ore	4,446	3,147	41%	1,391	220%

Open pit waste	9,079	9,770	(7)%	12,550	(28)%

Underground	533	548	(3)%	456	17%

Average grade (grams/tonne)

Open pit mined	0.27	0.73	(63)%	1.14	(76)%

Underground mined	7.93	8.65	(8)%	6.37	24%

Processed	0.87	1.82	(52)%	1.87	(53)%

Ore tonnes processed (000s)	4,426	2,963	49%	1,782	148%

Oxide mill	544	540	1%	526	3%

Roasters	372	475	(22)%	266	40%

Autoclave	2	2	— %	13	(85)%

Heap leach	3,508	1,946	80%	977	259%

Recovery rate	81%	83%	(2)%	85%	(5)%

Oxide Mill	70%	78%	(10)%	82%	(15)%

Roasters	87%	86%	1%	87%	0%

Autoclave	63%	24%	163%	52%	21%

Gold produced (000s oz)	89	130	(32)%	92	(3)%

Oxide Mill	28	40	(30)%	37	(24)%

Roasters	52	84	(38)%	46	13%

Autoclave	0	0	0%	1	(100)%

Heap leach	9	6	50%	8	13%

Gold sold (000s oz)	89	136	(35)%	96	(7)%

Revenue ($ millions)	442	577	(23)%	281	57%

Cost of sales ($ millions)	192	218	(12)%	148	30%

Income ($ millions)	249	357	(30)%	131	90%

EBITDA ($ millions)[a,b]	299	410	(27)%	166	80%

EBITDA margin[c]	68%	71%	(4)%	59%	15%

Capital expenditures ($ millions)	68	64	6%	60	13%

Minesite sustaining[a]	32	22	45%	32	0%

Project[a]	36	42	(14)%	28	29%

COS ($/oz)	2,149	1,592	35%	1,541	39%

TCC ($/oz)[a]	1,569	1,196	31%	1,172	34%

AISC ($/oz)[a]	1,957	1,384	41%	1,536	27%

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.
b.	EBITDA represents income less depreciation. Depreciation expense is $50 million for Q1 2026 (Q4 2025: $53 million, Q1 2025: $35 million).
c.	Represents EBITDA divided by revenue.

Safety and Environment
For the three months ended
	3/31/26	12/31/25

LTI	1	1

LTIFR[3]	0.92	0.88

TRIFR[3]	2.77	2.63

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2026 compared to Q4 2025

Gold production in Q1 2026 was 32% lower than Q4 2025, primarily driven by lower tonnes and grades mined from the Cortez Hills underground due to mine sequencing as well as lower open pit production following the completion of mining of high grade ore from Cortez Pits phase 1 in Q4 2025.

COS/oz2 and TCC/oz1 in Q1 2026 were 35% and 31% higher, respectively, than Q4 2025, primarily reflecting lower fixed cost dilution driven by lower sales volume, higher royalties as production shifts to higher royalty regions, partially offset by an increase in capitalized stripping at Cortez Pits phase 2 and higher underground development. In Q1 2026, AISC/oz1 was 41% higher than Q4 2025, driven by higher TCC/oz1, combined with higher minesite sustaining capital expenditures1.

Capital expenditures in Q1 2026 were 6% higher than Q4 2025 due to higher minesite sustaining capital expenditures1 primarily related to the start of waste stripping at Cortez Pits phase 2 and the timing of equipment down payments and deliveries. This was partially offset by

BARRICK FIRST QUARTER 2026	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

lower project capital expenditures1 that decreased by 14% in Q1 2026 related to equipment down payments for Goldrush made in Q4 2025.

Q1 2026 compared to Q1 2025

Gold production for Q1 2026 was 3% lower than Q1 2025, primarily driven by lower oxide mill production due to the completion of Cortez Pits phase 1 in Q4 2025, partially offset by the ramp-up at Goldrush driving a Q1 record for underground deliveries. This was combined with a 220% increase in open pit ore mined, consistent with the planned mining sequence as stripping was completed at Crossroads.

COS/oz2 and TCC/oz1 for Q1 2026 were 39% and 34% higher, respectively, than Q1 2025, reflecting an increased proportion of higher cost refractory ounces processed at the Carlin roasters, lower fixed cost dilution driven by lower sales volumes, and higher royalties due to increased gold prices and increased production from higher royalty regions. For Q1 2026, AISC/oz1 was 27% higher than Q1 2025 driven by higher TCC/oz1.

Capital expenditures in Q1 2026 were 13% higher than Q1 2025, primarily due to higher project capital expenditures1 related to the autonomous haul truck project and continued ramp-up at Goldrush.

BARRICK FIRST QUARTER 2026	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Turquoise Ridge (61.5%), Nevada, USA

Summary of Operating and Financial Data

		For the three months ended

	3/31/26	12/31/25	% Change	3/31/25	% Change

Total tonnes mined (000s)	887	327	171%	201	341%

Open pit ore	5	43	(88)%	—	— %

Open pit waste	635	55	1,055%	—	— %

Underground	247	229	8%	201	23%

Average grade (grams/tonne)

Open pit mined	0.50	1.47	(66)%	n/a	n/a

Underground mined	12.40	14.06	(12)%	10.63	17%

Processed	4.70	6.20	(24)%	4.08	15%

Ore tonnes processed (000s)	713	599	19%	655	9%

Oxide Mill	90	79	14%	69	30%

Autoclave	618	516	20%	586	5%

Roaster	5	4	(100)%	n/a	n/a

Recovery rate	86%	88%	(2)%	85%	1%

Oxide Mill	81%	83%	(2)%	85%	(5)%

Autoclave	87%	88%	(1)%	86%	1%

Roaster	89%	85%	5%	n/a	n/a

Gold produced (000s oz)	90	105	(14)%	74	22%

Oxide Mill	3	4	(25)%	5	(40)%

Autoclave	87	100	(13)%	69	26%

Heap leach	—	1	(100)%	—	— %

Gold sold (000s oz)	96	104	(8)%	78	23%

Revenue ($ millions)	475	443	7%	224	112%

Cost of sales ($ millions)	128	149	(14)%	125	2%

Income ($ millions)	350	294	19%	99	254%

EBITDA ($ millions)[a,b]	379	333	14%	128	196%

EBITDA margin[c]	80%	75%	7%	57%	40%

Capital expenditures ($ millions)	16	19	(16)%	14	14%

Minesite sustaining[a]	13	17	(24)%	13	— %

Project[a]	4	2	100%	1	300%

COS ($/oz)	1,327	1,422	(7)%	1,605	(17)%

TCC ($/oz)[a]	1,011	1,050	(4)%	1,227	(18)%

AISC ($/oz)[a]	1,153	1,225	(6)%	1,408	(18)%

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.
b.	EBITDA represents income less depreciation. Depreciation expense is $29 million for Q1 2026 (Q4 2025: $39 million, Q1 2025: $29 million).
c.	Represents EBITDA divided by revenue.

Safety and Environment
For the three months ended
	3/31/26	12/31/25

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	6.21	0.00

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2026 compared to Q4 2025

Gold production in Q1 2026 was 14% lower than Q4 2025, mainly due to lower grades processed driven by mine sequencing at the Turquoise Ridge underground mine. This was partly offset by higher throughput at the Sage autoclave as a result of the planned shutdown that occurred in Q4 2025. Continued improvements in underground mining and process performance drove record quarterly underground tonnage and highest Sage Autoclave throughput since 2021.

COS/oz2 and TCC/oz1 in Q1 2026 were 7% and 4% lower, respectively, than Q4 2025, primarily due to lower maintenance costs given the planned autoclave shutdown in Q4 2025. AISC/oz1 was 6% lower than Q4 2025, primarily reflecting lower TCC/oz1, combined with decreased minesite sustaining capital expenditures1.

Q1 2026 compared to Q1 2025

Gold production for Q1 2026 was 22% higher than Q1 2025, primarily driven by improved underground performance, resulting in record tonnage mined and increased throughput at the Sage autoclave during Q1 2026, resulting in its best quarterly performance since 2021.

COS/oz2 and TCC/oz1 for Q1 2026 were 17% and 18% lower, respectively, than Q1 2025, primarily owing to higher grades processed and increased fixed cost dilution. AISC/oz1 was 18% lower than Q1 2025, reflecting lower TCC/oz1, while minesite sustaining capital expenditures1 were in line with the prior period.

BARRICK FIRST QUARTER 2026	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Pueblo Viejo (60%)a, Dominican Republic

Summary of Operating and Financial Data

		For the three months ended

	3/31/26	12/31/25	% Change	3/31/25	% Change

Open pit tonnes mined (000s)	4,365	6,257	(30)%	1,382	216%

Open pit ore	355	1,905	(81)%	89	299%

Open pit waste	4,010	4,352	(8)%	1,293	210%

Average grade (grams/tonne)

Open pit mined	2.10	2.29	(8)%	2.19	(4)%

Processed	2.29	2.59	(12)%	2.17	6%

Autoclave ore tonnes processed (000s)	1,574	1,807	(13)%	1,294	22%

Recovery rate	74%	69%	7%	82%	(10)%

Gold produced (000s oz)	81	103	(21)%	74	9%

Gold sold (000s oz)	82	106	(23)%	76	8%

Revenue ($ millions)	395	476	(17)%	228	73%

Cost of sales ($ millions)	139	157	(11)%	141	(1)%

Income ($ millions)	253	313	(19)%	84	201%

EBITDA ($ millions)[b,c]	293	361	(19)%	128	129%

EBITDA margin[d]	74%	76%	(3)%	56%	32%

Capital expenditures ($ millions)[e]	61	72	(15)%	46	33%

Minesite sustaining[b]	35	41	(15)%	36	(3)%

Project[b]	26	29	(10)%	8	225%

COS ($/oz)	1,702	1,492	14%	1,863	(9)%

TCC ($/oz)[b]	1,019	930	10%	1,189	(14)%

AISC ($/oz)[b]	1,457	1,322	10%	1,668	(13)%

a.

Barrick is the operator of Pueblo Viejo and owns 60%, with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.
c.	EBITDA represents income less depreciation. Depreciation expense is $40 million for Q1 2026 (Q4 2025: $48 million, Q1 2025: $44 million).
d.	Represents EBITDA divided by revenue.
e.	Includes capitalized interest.

Safety and Environment
For the three months ended

	3/31/26	12/31/25

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	0.81	0.26

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2026 compared to Q4 2025

Q1 2026 was impacted by lower tonnes and grades processed compared to Q4 2025. Tonnes processed decreased by 13% due to the Q1 2026 scheduled plant shutdown. Lower grades processed were related to mine sequencing which included the opening of new faces in the Moore pit. This was partially offset by a 7% improvement in recovery rates, in particular the flotation sulphide recovery and mass pull.

COS/oz2 and TCC/oz1 for Q1 2026 were 14% and 10% higher respectively compared to Q4 2025, primarily reflecting lower fixed cost dilution and higher operating costs due to the scheduled plant shutdown in Q1 2026. For Q1 2026, AISC/oz1 was 10% higher than Q4 2025, driven by higher TCC/oz1 partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures for Q1 2026 decreased by 15% compared to Q4 2025, due to lower sustaining capital expenditures1 mainly related to the timing of major projects including mobile equipment and kiln refractory works.

Q1 2026 compared to Q1 2025

Gold production for Q1 2026 was 9% higher than Q1 2025, driven by higher tonnes processed as the prior year quarter was impacted by the extended shutdown for debottlenecking work whereas the Q1 2026 shutdown was shorter. In addition to this impact, grades processed were higher in Q1 2026, although this was partially offset by lower recoveries due to more tonnes processed through flotation.

COS/oz2 and TCC/oz1 for Q1 2026 were 9% and 14% lower, respectively, compared to Q1 2025, primarily reflecting higher fixed cost dilution and also aided by higher costs allocated to silver by-products. For Q1 2026, AISC/oz1 was 13% lower than Q1 2025, driven by lower TCC/oz1, and lower minesite sustaining capital expenditures1 on a per ounce basis.

Capital expenditures for Q1 2026 increased by 33% compared to Q1 2025, primarily due to increased project capital expenditures1 related to the Naranjo TSF.

BARRICK FIRST QUARTER 2026	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Loulo-Gounkoto (80%)a,b, Mali

Summary of Operating and Financial Data

		For the three months ended

	3/31/26	12/31/25	% Change	3/31/25	% Change

Total tonnes mined (000s)	390	53	636%	1,709	(77)%

Open pit ore	—	—	—	57	(100)%

Open pit waste	—	—	—	1,366	(100)%

Underground	390	53	636%	286	36%

Average grade (grams/tonne)

Open pit mined	—	—	—	1.98	(100)%

Underground mined	4.57	7.71	(41)%	6.66	(31)%

Processed	3.13	3.84	(18)%	3.54	(12)%

Ore tonnes processed (000s)	689	97	610%	169	308%

Recovery rate	92%	89%	3%	91%	1%

Gold produced (000s oz)	64	11	482%	18	256%

Gold sold (000s oz)	69	91	(24)%	—	100%

Revenue ($ millions)	341	404	(16)%	—	100%

Cost of sales ($ millions)	193	269	(28)%	5	3,760%

Income (loss) ($ millions)	131	(70)	(287)%	(69)	(290)%

EBITDA ($ millions)[c,d]	161	(50)	(422)%	(64)	(352)%

EBITDA margin[e]	47%	(12)%	(492)%	—	100%

Capital expenditures ($ millions)[c,f]	—	—	—	14	(100)%

Minesite sustaining[c]	—	—	—	10	(100)%

Project[c,f]	—	—	—	3	(100)%

COS ($/oz)	2,801	4,151	(33)%	—	100%

TCC ($/oz)[c]	1,918	1,448	32%	—	100%

AISC ($/oz)[c]	1,933	1,448	33%	—	100%

a.

Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share.

b.

As a result of temporary suspension of operations at Loulo-Gounkoto starting January 14, 2025, and subsequent loss of control on June 16, 2025, no operating data or per ounce data was provided for Q1 2025 to Q3 2025. On November 24, 2025, Barrick announced that an agreement had been entered into with the Government of the Republic of Mali to put an end to all disputes regarding the Loulo and Gounkoto mines. The provisional administration of the Loulo-Gounkoto complex was terminated on December 16, 2025, at which point operational control was handed back to Somilo and Gounkoto’s management.

c.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.
d.	EBITDA represents income less depreciation. Depreciation expense is $30 million for Q1 2026 (Q4 2025: $20 million, Q1 2025: $5 million).
e.	Represents EBITDA divided by revenue.
f.	Includes capitalized interest.

Safety and Environment
For the three months ended

	3/31/26	12/31/25

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	0.00	0.00

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2026 compared to Q4 2025

Gold production for Q1 2026 was substantially higher than Q4 2025 as a result of Barrick only regaining operational control midway through December 2025. The ramping up of operations during Q1 2026 has progressed ahead of schedule with both mining and processing outperforming compared to the restart plan.

COS/oz2 was 33% lower than Q4 2025, due to the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto and the large one-off shipment of gold inventory that occurred in Q4 2025 following the lifting of the restrictions imposed by the Government of Mali on gold shipments. This is also the driver of the higher sales volumes in Q4 2025 relative to Q1 2026. TCC/oz1 for Q1 2026 was 32% higher reflecting the impact from ramping up of mining and processing activities during Q1 2026. For Q1 2026, AISC/oz1 was 33% higher than Q4 2025, mainly due to higher TCC/oz1.

There were no capital expenditures for Q1 2026 and Q4 2025, due to the impact of the restart procedures and rebasing of the mine plan to accommodate the ramp up to normal operations. Critical capital commitments have been prioritized for Q2 2026 and remain on track.

Q1 2026 compared to Q1 2025

Gold production for Q1 2026 was 256% higher than Q1 2025 due to the suspension of operations midway through January 2025 as a result of the dispute with the Government of Mali that was ultimately resolved in December 2025. This resulted in no gold sales in Q1 2025 and also explains zero TCC/oz1, AISC/oz1 and COS/oz2 for Q1 2025 given there were no sales.

BARRICK FIRST QUARTER 2026	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Kibali (45%)a, Democratic Republic of Congo

Summary of Operating and Financial Data

		For the three months ended

	3/31/26	12/31/25	% Change	3/31/25	% Change

Total tonnes mined (000s)	6,834	6,840	0%	5,246	30%

Open pit ore	694	884	(21)%	392	77%

Open pit waste	5,790	5,607	3%	4,472	29%

Underground	350	349	0%	382	(8)%

Average grade (grams/tonne)

Open pit mined	1.42	1.59	(11)%	1.48	(4)%

Underground mined	4.74	5.38	(12)%	5.02	(6)%

Processed	2.24	2.91	(23)%	2.36	(5)%

Ore tonnes processed (000s)	910	933	(2)%	931	(2)%

Recovery rate	89%	91%	(2)%	90%	(1)%

Gold produced (000s oz)	58	79	(27)%	63	(8)%

Gold sold (000s oz)	69	78	(12)%	67	3%

Revenue ($ millions)	342	328	4%	192	78%

Cost of sales ($ millions)	132	123	7%	113	17%

Income ($ millions)	198	205	(3)%	72	175%

EBITDA ($ millions)[b,c]	231	241	(4)%	104	122%

EBITDA margin[d]	68%	73%	(7)%	54%	26%

Capital expenditures ($ millions)	38	39	(3)%	32	19%

Minesite sustaining[b]	11	19	(42)%	12	(8)%

Project[b]	27	20	35%	20	35%

COS ($/oz)	1,906	1,557	22%	1,691	13%

TCC ($/oz)[b]	1,418	1,093	30%	1,212	17%

AISC ($/oz)[b]	1,614	1,374	17%	1,426	13%

a.

Barrick owns 45% of Kibali Goldmines SA with the Government of DRC and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali Goldmines SA held through our 50% interest in Kibali (Jersey) Limited and its other subsidiaries (collectively “Kibali”), inclusive of the impact of the purchase price allocation resulting from the merger with Randgold. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.
c.	EBITDA represents income less depreciation. Depreciation expense is $33 million for Q1 2026 (Q4 2025: $36 million, Q1 2025: $32 million).
d.	Represents EBITDA divided by revenue.

Safety and Environment
For the three months ended

	3/31/26	12/31/25

LTI	2	0

LTIFR[3]	0.37	0.00

TRIFR[3]	0.75	0.35

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2026 compared to Q4 2025

Gold production for Q1 2026 was 27% lower than Q4 2025 mainly due to lower grades processed and lower tonnes mined. This was in line with plan as we shift focus to ramping up the underground development to ensure we are well placed to achieve our production targets and build operational flexibility. We continue to focus on improving equipment utilization and commissioning additional underground trucking capacity as we expect to deliver higher underground production in H2 2026.

COS/oz2 and TCC/oz1 for Q1 2026 were 22% and 30% higher, respectively, mainly due to the lower grades processed, further increased by higher royalties driven by a higher realized gold price1. For Q1 2026, AISC/oz1 was 17% higher than in Q4 2025, driven by a higher TCC/oz1 partially offset by lower minesite sustaining capital expenditures1 resulting from lower equipment purchases and rebuild costs compared to Q4 2025.

Q1 2026 compared to Q1 2025

Gold production for Q1 2026 was 8% lower than Q1 2025, mainly due to lower grades processed resulting from lower high grade underground tonnes mined. This was partially offset by a successful ramp-up in the open pits that delivered 77% more ore tonnes, providing critical operational flexibility.

COS/oz2 and TCC/oz1 for Q1 2026 were 13% and 17% higher, respectively, compared to Q1 2025 mainly resulting from increased labor and fuel costs driving higher unit costs coupled with higher royalties resulting from a higher realized gold price1. For Q1 2026, AISC/oz1 was 13% higher than Q1 2025, driven by higher TCC/oz1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures for Q1 2026 were 19% higher than Q1 2025, predominantly driven by increased project capital expenditures1 driven by the Pamao TSF project.

BARRICK FIRST QUARTER 2026	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

North Mara (84%)a, Tanzania

Summary of Operating and Financial Data

		For the three months ended

	3/31/26	12/31/25	% Change	3/31/25	% Change

Total tonnes mined (000s)	3,952	4,297	(8)%	3,843	3%

Open pit ore	7	17	(59)%	1,057	(99)%

Open pit waste	3,599	3,845	(6)%	2,398	50%

Underground	346	435	(20)%	388	(11)%

Average grade (grams/tonne)

Open pit mined	0.99	1.01	(2)%	2.04	(51)%

Underground mined	2.64	3.74	(29)%	3.72	(29)%

Processed	1.81	2.87	(37)%	3.56	(49)%

Ore tonnes processed (000s)	664	683	(3)%	672	(1)%

Recovery rate	85%	90%	(6)%	88%	(3)%

Gold produced (000s oz)	33	56	(41)%	67	(51)%

Gold sold (000s oz)	36	56	(36)%	68	(47)%

Revenue ($ millions)	183	234	(22)%	198	(8)%

Cost of sales ($ millions)	83	91	(9)%	86	(3)%

Income ($ millions)	97	129	(25)%	109	(11)%

EBITDA ($ millions)[b,c]	115	150	(23)%	127	(9)%

EBITDA margin[d]	63%	64%	(2)%	64%	(2)%

Capital expenditures ($ millions)	45	56	(20)%	34	32%

Minesite sustaining[b]	7	17	(59)%	17	(59)%

Project[b]	37	39	(5)%	17	118%

COS ($/oz)	2,287	1,640	39%	1,257	82%

TCC ($/oz)[b]	1,758	1,237	42%	986	78%

AISC ($/oz)[b]	1,990	1,546	29%	1,258	58%

a.

Barrick owns 84% of North Mara, with the GoT owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.
c.	EBITDA represents income less depreciation. Depreciation expense is $18 million for Q1 2026 (Q4 2025: $21 million, Q1 2025: $18 million).
d.	Represents EBITDA divided by revenue.

Safety and Environment
For the three months ended

	3/31/26	12/31/25

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	0.00	0.32

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2026 compared to Q4 2025

In Q1 2026, North Mara continued to rely on the underground operations with the open pit mining activity centered around waste material movement in the Gokona pit. In Q1 2026, gold production was 41% lower than Q4 2025 mainly driven by lower grades processed and lower throughput as we aim to build flexibility in the operation to support achieving our targets over the remainder of 2026.

COS/oz2 and TCC/oz1 for Q1 2026 were 39% and 42% higher, respectively, compared to Q4 2025 mainly due to the impact of the lower grades processed, higher energy costs driven by increased diesel powered generation to overcome Tanesco power fluctuations and higher royalties associated with the higher realized gold price1. AISC/oz1 in Q1 2026 was 29% higher than Q4 2025, mainly due to higher TCC/oz1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures for Q1 2026 were 20% lower compared to Q4 2025 mainly driven by planned down payments in Q4 2025 to secure build slots for underground mobile equipment. Project capital expenditures1 were only slightly lower quarter on quarter with the Gokona open pit pre-stripping project on track to deliver as planned.

Q1 2026 compared to Q1 2025

Gold production for Q1 2026 was 51% lower compared to Q1 2025 mainly due to lower grades processed and lower recoveries.

COS/oz2 and TCC/oz1 for Q1 2026 were 82% and 78% higher, respectively, compared to Q1 2025, mainly due to the lower grades processed, combined with higher royalties associated with the higher realized gold price1. AISC/oz1 in Q1 2026 was 58% higher than Q1 2025, mainly due to the higher TCC/oz1, while minesite sustaining capital expenditures1 were lower than Q1 2025.

For Q1 2026, capital expenditures increased by 32% compared to Q1 2025, mainly due to higher project capital expenditures1 relating to the Gokona pre-stripping project.

BARRICK FIRST QUARTER 2026	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Bulyanhulu (84%)a, Tanzania

Summary of Operating and Financial Data

		For the three months ended

	3/31/26	12/31/25	% Change	3/31/25	% Change

Underground tonnes mined (000s)	349	356	(2)%	304	15%

Average grade (grams/tonne)

Underground mined	5.47	5.44	1%	5.27	4%

Processed	5.15	5.71	(10)%	5.27	(2)%

Ore tonnes processed (000s)	204	224	(9)%	237	(14)%

Recovery rate	96%	97%	(1)%	93%	3%

Gold produced (000s oz)	33	40	(18)%	37	(11)%

Gold sold (000s oz)	36	39	(8)%	38	(5)%

Revenue ($ millions)	187	175	7%	123	52%

Cost of sales ($ millions)	73	74	(1)%	65	12%

Income ($ millions)	112	98	14%	56	100%

EBITDA ($ millions)b,[c]	127	113	12%	70	81%

EBITDA margin[d]	68%	65%	5%	57%	19%

Capital expenditures ($ millions)	37	41	(10)%	35	6%

Minesite sustaining[b]	19	17	12%	23	(17)%

Project[b]	17	24	(29)%	12	42%

COS ($/oz)	2,008	1,885	7%	1,714	17%

TCC ($/oz)[b]	1,379	1,262	9%	1,212	14%

AISC ($/oz)[b]	1,922	1,694	13%	1,831	5%

a.

Barrick owns 84% of Bulyanhulu, with the GoT owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.
c.	EBITDA represents income less depreciation. Depreciation expense is $15 million for Q1 2026 (Q4 2025: $15 million, Q1 2025: $14 million).
d.	Represents EBITDA divided by revenue.

Safety and Environment
For the three months ended

	3/31/26	12/31/25

LTI	0	1

LTIFR[3]	0.00	0.48

TRIFR[3]	0.48	2.88

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2026 compared to Q4 2025

Q1 2026 production was 18% below Q4 2025 driven by lower grades and tonnes processed. This was in line with the plan and a result of the focus on development activity in Q1 2026. The Upper West project continues to advance well and remains on track.

COS/oz2 and TCC/oz1 in Q1 2026 were 7% and 9% higher, respectively, due to the impact of the lower grades processed and higher royalties associated with the higher realized gold price1. AISC/oz1 in Q1 2026 was 13% higher than Q4 2025, due to higher TCC/oz1 and higher minesite sustaining capital expenditures1.

Capital expenditures in Q1 2026 were 10% lower compared to Q4 2025, reflecting lower project capital expenditures1 driven by the timing of spend on the Upper West decline.

Q1 2026 compared to Q1 2025

For Q1 2026, gold production was 11% lower than Q1 2025 mainly driven by lower tonnes and grades processed partially offset by higher recoveries.

COS/oz2 and TCC/oz1 for Q1 2026 were 17% and 14% higher compared to Q1 2025, due to the lower grades processed and higher royalties associated with the higher realized gold price1, slightly offset by improved underground unit cost rates associated with operational efficiency. AISC/oz1 in Q1 2026 was 5% higher than Q1 2025, mainly due to higher TCC/oz1, partially offset by lower sustaining capital expenditures1.

For Q1 2026, capital expenditures were 6% higher than Q1 2025, mainly due to higher project capital expenditures1 related to the development of Upper West project.

BARRICK FIRST QUARTER 2026	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Other Mines - Gold

Summary of Operating and Financial Data

								For the three months ended

	3/31/26					12/31/25

	Gold produced (000s oz)	COS ($/oz)	TCC ($/oz)[a]	AISC ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	COS ($/oz)	TCC ($/oz)[a]	AISC ($/oz)[a]	Capital Expend- itures[b]

Phoenix (61.5%)	23	2,485	574	862	5	24	1,972	127	279	3

Veladero (50%)	55	1,816	1,037	1,253	25	48	1,526	886	1,915	56

Porgera (24.5%)	19	1,665	1,346	1,740	10	24	1,608	1,180	1,865	17

Tongon (89.7%)[c]	—	—	—	—	—	18	2,648	2,659	2,844	4

Hemlo[d]	—	—	—	—	—	26	1,738	1,707	1,976	8

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.
b.	Includes both minesite sustaining and project capital expenditures[1].
c.

On October 6, 2025, we reached an agreement to sell our interest in the Tongon gold mine and certain of its exploration properties to the Atlantic Group for total consideration of up to $305 million. The transaction closed on December 1, 2025. Accordingly, operating and financial results provided are up to the closing date.

d.

On September 10, 2025, we reached an agreement to sell the Hemlo gold mine to Carcetti Capital Corp. for gross proceeds of up to $1.09 billion. The transaction closed on November 26, 2025. Accordingly, operating and financial results provided are up to the closing date.

Phoenix (61.5%), Nevada, USA

Gold production for Phoenix in Q1 2026 was slightly below the prior quarter as lower grades mined and processed were partially offset by higher recoveries. COS/oz2 was 26% higher due to lower fixed cost dilution driven by lower sales volume compared to Q4 2025 while TCC/oz1 in Q1 2026 was 352% higher, mainly due to lower costs allocated to by-products. In Q1 2026, AISC/oz1 increased by 209% compared to Q4 2025 due to higher TCC/oz1 combined with higher minesite sustaining capital expenditures1.

Veladero (50%), Argentina

Gold production for Veladero in Q1 2026 was 15% higher compared to Q4 2025 driven by higher throughput and grades, partially offset by lower recovery. COS/oz2 and TCC/oz1 in Q1 2026 were 19% and 17% higher, respectively, mainly driven by lower capitalized stripping and higher royalties from the higher gold price. COS/oz2 was further impacted by higher depreciation as result of mine equipment that arrived in late Q4 2025. AISC/oz1 decreased by 35% due to lower minesite sustaining capital expenditures1 compared to Q4 2025, which included high sustaining capital expenditures1 from purchases of mine equipment referred to above, partially offset by higher TCC/oz1.

Porgera (24.5%), Papua New Guinea

Gold production in Q1 2026 was 21% lower than Q4 2025 driven by lower grades from mine sequencing and lower throughput due to planned maintenance. COS/oz2 and TCC/oz1 were 4% and 14% higher, respectively, driven by lower production and higher royalties from the higher gold price. AISC/oz1 decreased by 7% as result of lower minesite sustaining capital expenditures, partially offset by higher TCC/oz1.

BARRICK FIRST QUARTER 2026	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Lumwana (100%), Zambia

Summary of Operating and Financial Data

		For the three months ended

	3/31/26	12/31/25	% Change	3/31/25	% Change

Open pit tonnes mined (000s)	31,064	32,205	(4)%	30,310	2%

Open pit ore	5,784	8,343	(31)%	6,004	(4)%

Open pit waste	25,280	23,862	6%	24,306	4%

Average grade

Open pit mined	0.58%	0.56%	4%	0.59%	(2)%

Processed	0.59%	0.65%	(9)%	0.57%	4%

Tonnes processed (000s)	5,911	7,029	(16)%	5,237	13%

Recovery rate	91%	91%	0%	91%	0%

Copper produced (kt)	32	42	(24)%	27	19%

Copper sold (kt)	31	47	(34)%	34	(9)%

Revenue ($ millions)	347	520	(33)%	305	14%

Cost of sales ($ millions)	217	282	(23)%	208	4%

Income ($ millions)	124	233	(47)%	95	31%

EBITDA ($ millions)a,[b]	167	322	(48)%	155	8%

EBITDA margin[c]	48%	62%	(23)%	51%	(6)%

Capital expenditures ($ millions)[d]	149	268	(44)%	70	113%

Minesite sustaining[a]	45	92	(51)%	50	(10)%

Project[a]	104	173	(40)%	20	420%

COS ($/lb)	3.31	2.76	20%	2.80	18%

C1 cash costs ($/lb)[a]	2.67	1.97	36%	2.22	20%

AISC ($/lb)[a]	3.83	3.24	18%	3.20	20%

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.
b.	EBITDA represents income less depreciation. Depreciation expense is $43 million for Q1 2026 (Q4 2025: $89 million, Q1 2025: $60 million).
c.	Represents EBITDA divided by revenue.
d.	Includes capitalized interest.

Safety and Environment

For the three months ended
	3/31/26	12/31/25
LTI	0	0
LTIFR[3]	0.00	0.00
TRIFR[3]	0.00	0.82
Class 1[4] environmental incidents	0	0

Financial Results

Q1 2026 compared to Q4 2025

Copper production in Q1 2026 was 24% lower than in Q4 2025 due to a planned plant shutdown for liner replacements which successfully took place in February 2026 leading to fewer tonnes processed. Q1 2026 feed grade was lower quarter on quarter, however this was as per the mine plan.

COS/lb2 and C1 cash costs/lb1 were 20% and 36% higher, respectively, than Q4 2025. Higher costs were driven by higher mining costs and higher processing costs. Mining costs were up due to higher maintenance costs from premature component failures which is being addressed with OEMs as well as due to the stronger local currency negatively impacting our cost base. Processing costs were up due to an unfavorable power split leading to increased higher cost generator power. In Q1 2026, AISC/lb1 increased by 18% compared to Q4 2025, primarily driven by the increase in C1 cash costs/lb1, partially offset by lower minesite sustaining capital expenditures1.

Capital expenditures for Q1 2026 were 44% lower than Q4 2025, as Q4 2025 had the highest quarterly spend in 2025, including several milestone fleet payments with the next set of fleet down payments due in April 2026 as part of the Lumwana Super Pit Expansion project. Refer to the Future Growth section on page 26 for more details. Minesite sustaining capital expenditures1 were lower in Q1 2026 due to lower capitalized waste stripping as well as a high rebuild spend in Q4 2025 in preparation for Q1 change outs.

Q1 2026 compared to Q1 2025

Copper production for Q1 2026 was 19% higher than Q1 2025, mainly due to higher throughput and higher grades processed. The higher throughput is due to the prolonged shutdown in Q1 2025 whereas the shutdown in Q1 2026 was shorter in duration.

COS/lb2 and C1 cash costs/lb1 for Q1 2026 increased by 18% and 20%, respectively, compared to Q1 2025, mainly due to the local currency appreciation driving higher payroll costs as well as higher power costs as mentioned above. For Q1 2026, AISC/lb1 was 20% higher than Q1 2025 mainly due to higher C1 cash cost/lb1, as well as higher royalties due to the higher realized copper price.

Capital expenditures for Q1 2026 were 113% higher than Q1 2025, mainly due to increased project capital expenditures1 on the Super Pit Expansion project, including earthworks, construction, mobile fleet, milestone payments on plant equipment, EPCM costs, and housing construction.

BARRICK FIRST QUARTER 2026	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Other Mines - Copper

Summary of Operating and Financial Data

								For the three months ended

	3/31/26					12/31/25

	Copper production (kt)	COS ($/lb)	C1 cash costs ($/lb)[a]	AISC ($/lb)[a]	Capital Expend- itures[b]	Copper production (kt)	COS ($/lb)	C1 cash costs ($/lb)[a]	AISC ($/lb)[a]	Capital Expend- itures[b]

Zaldívar (50%)	8	4.87	3.70	5.02	30	12	6.33	5.17	6.03	25

Jabal Sayid (50%)	9	2.07	0.79	0.94	3	8	2.21	0.94	1.20	7

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.
b.	Includes both minesite sustaining and project capital expenditures[1].

Zaldívar (50%), Chile

Copper production for Zaldívar in Q1 2026 was 33% lower than Q4 2025 driven by lower throughput due to planned maintenance and lower grade from mine sequencing. COS/lb2 and C1 cash costs/lb1 were 23% and 28% lower, respectively, than Q4 2025, driven by an inventory write-down occurring in Q4 2025. AISC/lb1 in Q1 2026 was 17% lower compared to Q4 2025, due to lower C1 cash costs/lb1, partially offset by higher minesite sustaining capital expenditures1 on a per pound basis.

Our investment in this asset, of which we are not the operator, continues to be a non-core part of our portfolio.

Jabal Sayid (50%), Saudi Arabia

Jabal Sayid’s copper production in Q1 2026 was in line with Q4 2025. COS/lb2 for Q1 2026 was 6% lower than Q4 2025 due to the lower C1 cost combined with lower depreciation expense. C1 cash costs/lb1 decreased by 16% due to lower processing and general and administration costs. AISC/lb1 in Q1 2026 decreased by 22% compared to Q4 2025, mainly due to lower C1 cash costs/lb1 coupled with lower sustaining capital expenditures1 as projects closed in Q4 with new ones ramping up.

BARRICK FIRST QUARTER 2026	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Future Growth

Fourmile, Nevada, USA

Fourmile is a 100% owned Barrick asset in Nevada, located adjacent to Goldrush, that has the potential to be a standalone Tier One Gold Asset5. Barrick announced the summary results of a preliminary economic assessment (“PEA”) for Fourmile in September 2025, which outlined a conceptual underground mining operation with an indicative project capital estimate of approximately $1.5 to $1.7 billion, approximately 600,000 to 750,000 oz per annum of gold production, and life of mine COS2 of approximately $850-900 per ounce and AISC1 of approximately $650 to $750 per ounce at a long-term gold price assumption of $2,585 per ounce6. Estimated AISC1 figures are inclusive of a net profits interest royalty that will apply to production from certain portions of the Fourmile deposit and provide the royalty holder with a royalty equal to 10% of net profits from the property subject to the royalty until 6 million ounces of gold has been produced and increasing to 15% thereafter, as well as two gross smelter return royalties that will apply to the entire Fourmile deposit ranging from 1.2% to 1.3%. Ongoing PFS studies point to the potential for significant resource growth in support of a PFS expected to be completed in 2028.

With the implementation of additional safety measures, drilling activity continued through winter, adding over three months, accelerating progress towards the project’s key targets. Working in the lower elevation southern areas of Fourmile, the team was able to continue resource definition drilling while also being able to access extensional step out opportunities in the deeper Charlie zone. Drilling is planned to continue expanding throughout 2026 with lessons learned from the winter campaign being applied and having the benefit of safe and efficient drilling through the summer months.

The second year of the four year PFS project began with a focus on ventilation, mine design and paste backfill. Ventilation access trade offs were assessed to determine preferable opportunities for raise locations and design to facilitate ventilation throughout the life of mine. In addition, paste material testing and mix design also progressed, increasing confidence in the ability to satisfy the backfill requirements of the future operations.

In Q1 2026, execution planning for the dedicated decline access from twin portals to the north west of Fourmile continued. Contract negotiations are underway with key mining and construction contractors ahead of construction commencing in late 2026. These partners are also working with the team in refining the execution plan adding extra detail and working through risk assessments.

As previously disclosed, Barrick anticipates Fourmile will be incorporated into the NGM joint venture, at fair market value, if certain criteria are met following the completion of drilling and the requisite independent feasibility work.

Across drilling and studies activities, we spent $28 million in Q1 2026. Total spend for 2026 includes an anticipated drilling spend of $150 to $160 million together with $20 million of spend on studies work (both expensed) and $70 million on construction and decline commencement (capital). This phase of the project has been approved with an estimated total cost of $360 to $430 million extending through mid-2029.

Goldrush Project, Nevada, USA7,12

Goldrush, which is included within Cortez, is expected to be a long-life underground mine with anticipated annual production in excess of 400,000 ounces of gold per year (100% basis) once in full production by 2028.

In Q1 2026, execution planning continued for key infrastructure projects. The second surface ventilation shaft project kicked off with the contactor mobilized to site and excavation starting in Q2 2026. Ventilation modeling for the third surface ventilation shaft has started to define operational requirements and optimize the LOM plan. The paste plant Feasibility Design Report was completed and detailed engineering kicked off to define major equipment specifications. An Engineering, Procurement, and Construction Management contract for key projects was issued for bid with a final award targeted in Q2 2026.

The portal access road widening plan was developed in Q1 2026 and preliminary site work completed to allow access with open pit equipment. The road widening and portal pad construction is expected to be completed in Q3 2026. Goldrush’s underground water filtration system design progressed to 60%. Development started on the top level of the system and full excavation is planned to be completed and turned over to contractors in Q3 2026. Construction of a new shotcrete batch plant was completed in Q1 with full commissioning and handover in early April. The new plant and additional cement storage silo will improve production of shotcrete and cemented rockfill backfill for mining operations.

As of March 31, 2026, project spend was $500 million on a 100% basis (including $10 million in Q1 2026) inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital, is still anticipated to be near the approximate $1 billion initial capital estimate for the Goldrush project (100% basis).

Along the northeastern edge of Goldrush, additional results were received from both surface and underground drilling in the southern KB area. Testing multiple target horizons and concepts, hole GUC-25147, drilled from the Goldrush underground, returned 29.3 meters at 12.05 g/t from 471.2 meters and 16.8 meters at 20.52 g/t from 538.3 meters, confirming mineral controls within the known KB zone. Further down hole, a deeper breccia target returned 11.1 meters at 57.76 g/t from 662.9 meters, supporting a high-grade, structurally controlled exploration model at depth. Lessons learned at Fourmile continue to be applied at Goldrush, with current drilling focused on extending mineralization to the north, targeting multiple ore-controlling features from KB toward North Crow. Drilling is expected to ramp up in Q2 2026 to further evaluate this opportunity.

Ren, Nevada, USA8

Ren is a new ore deposit at Goldstrike Underground and a key expansion project at Carlin. Located north of Goldstrike Underground’s Meikle and Banshee deposits, Ren is anticipated to produce an average of 140,000 ounces per

BARRICK FIRST QUARTER 2026	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

year (contained ounces, 100% basis) once in full production in 2027.

To develop the deposit, the existing exploration drift has been duplicated, allowing for increased ventilation and secondary egress into the working area. Additional exploration drilling platforms have been constructed from the duplicate drift to support further drilling for both existing resource conversion and further deposit growth.

To support production mining of the deposit, an additional set of twin declines will be driven from the Betze-Post West Barrel open pit layback, extending to the north with the intent to provide life of mine ventilation and a direct path for material to be hauled and hoisted out via the existing Meikle Headframe. To complete the project, a seven-meter finished diameter ventilation shaft will be sunk 550 meters to serve as an exhaust raise and utility conduit for mining the orebody.

During Q1 2026, exploration drift rehabilitation was completed for continued ventilation and utility service. Work at the West Barrel declines is continuing with commissioning of surface support infrastructure and beginning of routine decline development. The Ren ventilation shaft completed pre-sinking work scope and transitioned to production sinking infrastructure erection and commissioning. Production sinking commenced in early Q2 2026 with expected completion by year end.

As of March 31, 2026, project spend was $193 million (including $26 million in Q1 2026) out of an estimated capital cost of $410 to $470 million (100% basis).

Pueblo Viejo Expansion, Dominican Republic9

The Pueblo Viejo life of mine expansion continues to shift focus from housing and resettlement, to the Naranjo TSF and related facilities. The permits were received for the TWMS and construction is now underway, while the permitting package for the starter dam was submitted with a target receipt date of Q1 2027. Haul Road 19 continues to advance and a contract has been awarded for the second phase along with Haul Road 17 including all bridges, with mobilization ongoing. Construction of the new effluent treatment plant and the new diorite crusher are underway, while the proposal for the Reverse Osmosis Plant is expected in Q2 2026 along with advancement of engineering with the selected partner.

The housing project at Pueblo Viejo continues with over 600 homes constructed and more than 450 families now resettled. All focus is on completing the remaining 80 houses along with advancing the church and polytechnical school design. 90% of resettlement packages have now been accepted, with the public utility decree issued and full support from authorities to work with all individuals and avoid delays to the project.

As at March 31, 2026, total project spend was $1,265 million (including $36 million in Q1 2026) on a 100% basis. The estimated capital cost of the plant expansion and mine life extension project remains approximately $2.6 billion (100% basis).

Veladero Phase 8 Leach Pad, Argentina

The construction of the Phase 8 leach pad is being executed in three phases which are named 8A, 8B and 8C. Phase 8A has been completed. Phase 8B was approved in Q3 2025, with activities well advanced and completion expected in Q2 2026. The phased execution of the project provides flexibility to align future stages with economic conditions and the applicable regulatory framework. Construction of the project includes cutting, filling, sub-drainage and monitoring, leak collection and recirculation, impermeabilization, as well as pregnant leaching solution collection.

Overall, the total Phase 8 leach pad project spend at March 31, 2026 was $119 million ($29 million in Q1 2026) out of an estimated capital cost of $250-$260 million (100% basis).

Reko Diq Project, Pakistan10

On February 5, 2026, the Company announced that it was reviewing all aspects of the project in light of the escalation of security risks and increased security incidents. On April 2, 2026, Barrick announced that following the preliminary findings of the review and further escalation of security issues in the region, the Company considers it necessary to slow the development activity and extend the project review.

Capital expenditures commenced in Q2 2024, with total capitalized spend to date of $1,083 million (including $234 million in Q1 2026) (100% basis). We previously disclosed a range for 2026 attributable capital expenditure of $600 to $700 million (50% basis) and work is continuing on estimating the timing and quantum of spend for the current year.

Kibali Solar Project, DRC

This project entails the design, supply and installation of a 16 MW photovoltaic solar farm with a 15 MW battery energy storage system to complement the existing hydroelectric power stations raising the renewable component of the mine’s energy mix from 81% to 85%. The completion of this project is projected to deliver a 53% reduction in fuel consumption in the power plant. During Q1 2026, we continued with the optimization of the power management system which enabled the solar photovoltaic field to inject 14,925MWh into the Kibali grid. As at March 31, 2026, project spend was $46 million and is substantially complete, coming in below the estimated capital cost of $55 million (100% basis).

Lumwana Super Pit Expansion, Zambia11

The Lumwana Super Pit Expansion is projected to deliver 240,000 tonnes of copper production per annum, from a 52Mtpa process plant expansion, with a mine life of more than 30 years.

The project is tracking slightly ahead of schedule with the target of first copper production at the end of Q1 2028. The main critical path for the process plant expansion is the mill building, where good progress was made during Q1 2026 with the completion of the first lift of the foundation walls and the second lift currently in progress. The primary crusher foundation has been poured, lift of the first walls is in progress and this was further complemented with the installation and commissioning of the tower crane. Long-lead equipment deliveries are tracking on schedule with the arrival of the mill shells on site during Q1 2026. The manufacturing of the structural steel commenced and the first loads of steel are currently en route to site. The building of the third phase of accommodation is ongoing and made steady progress during Q1 2026 with hand over of the first block of the third phase for occupancy. The TSF design and reviews have been completed and the construction of the first diversion channel for the expanded

BARRICK FIRST QUARTER 2026	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

facility is currently in progress. The contract for the construction of the Kamisengo inflow control dam has also been awarded. All orders for the 2026 mining fleet expansion have been completed and deliveries commenced during Q4 2025, with the PC7000 excavator now commissioned. The 930E haul trucks are currently in assembly.

With continued progress on the detailed engineering, procurement and construction, the total project remains on schedule and we are focused on delivery of critical milestones in line with the execution schedule. As at March 31, 2026, the total spend on the expansion project was $490 million (including $74 million in Q1 2026) with 2026 expenditure now expected to be at the lower end of the $750 to $850 million range. The total project capital cost (exclusive of capitalized stripping) is expected to be $2 billion based on the approved feasibility study.

Exploration13, 14

During Q1 2026, Barrick’s exploration teams have been active across all our operations, with strong results returned from drilling across NGM, and at Fourmile, Kibali in the DRC and Jabal Sayid in Saudi Arabia.

In North America, exploration activities remain focused within NGM, with programs across the Carlin, Cortez, Turquoise Ridge, and Battle Mountain districts. Results from the Cortez District are discussed in the Goldrush Project section. In the Carlin District, exploration at the Leeville Underground project continues to demonstrate continuity of high-grade mineralization beyond current resource boundaries. At Turquoise Ridge, drilling at the Dune target has validated an extension of the mineralized system near existing infrastructure, as represented by hole TUM-25236A, which returned 21.3 meters at 11.4g/t Au from 320.9 meters, with an estimated true width that is approximately 20-25% of the reported interval, based on the current geological interpretation.

Early-stage exploration continues in Canada, with framework drilling at the Norris property and additional programs initiated during the quarter, including framework drilling at Authier and a shallow geochemical drilling campaign at LaFlamme.

In South America, early-stage exploration activities continued in Peru and Jamaica. In Peru, work in the Yauri District has advanced several drill-ready targets, with additional geophysical anomalies under evaluation. In Jamaica, exploration is focused on three prioritized camp-scale areas targeting epithermal gold and porphyry copper–gold systems. In Argentina, within the Veladero District, drilling continues at the Porfiada target, where five of seven planned holes have been completed. Hole DDH-POR-07A returned 54.6 meters at 2.03 g/t Au from 163.4 meters, including 11.6 meters at 3.24 g/t Au and 18.0 meters at 3.39 g/t Au, all within oxidized material. The program will continue into Q2 2026, with the objective of defining the extent of mineralization.

In the Africa and Middle East region, the ARK target in Kibali continues to demonstrate strong growth potential through a combination of tighter infill drilling and wider-spaced drill holes stepping out down-plunge. The most recent drill holes intersected the system approximately 600 meters beyond any previous drilling, extending the known plunge extent of the mineralized system to over two kilometers from surface. ARK is emerging as a major discovery within the Kibali Camp, with extensive untested growth potential remaining. Continued delineation and expansion of the deposit will remain a primary focus in the quarters ahead. In the Kingdom of Saudi Arabia, a new, mineralized system has been discovered approximately ten kilometers south of the Jabal Sayid Mine. Drilling is currently underway to evaluate the scale and grade potential of the mineralization.

BARRICK FIRST QUARTER 2026	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Review of Financial Results

Revenue

($ millions, except per oz/lb data in dollars)		For the three months ended

	3/31/26	12/31/25	3/31/25

Gold

000s oz sold[a]	748	960	751

000s oz produced[a]	719	871	758

Market price ($/oz)	4,873	4,135	2,860

Realized price ($/oz)[b]	4,823	4,177	2,898

Revenue	4,756	5,353	2,766

Copper

000s tonnes sold[a]	45	67	51

000s tonnes produced[a]	49	62	44

Market price ($/lb)	5.83	5.03	4.24

Realized price ($/lb)[b]	5.79	5.42	4.51

Revenue	343	514	304

Other sales	119	130	60

Total revenue	5,218	5,997	3,130

a.	On an attributable basis.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.

Q1 2026 compared to Q4 2025

In Q1 2026, gold revenues on a consolidated basis decreased by 11% compared to Q4 2025, driven by lower sales volumes partially offset by a higher realized gold price1. The average market price for Q1 2026 was $4,873/ oz, representing an all-time high quarterly average and an 18% increase versus the $4,135/oz average in Q4 2025. The realized gold price1 in Q1 2026 was 1% lower than the market gold price due to the realized loss impact of the zero cost collars (refer to note 13 for further details). During Q1 2026, the gold price ranged from $4,099/oz to an all-time nominal high of $5,595/oz, and closed the quarter at $4,608/oz. Gold price volatility in Q1 2026 was driven primarily by economic and geopolitical concerns, in particular the conflict in the Middle East.

In Q1 2026, gold production on an attributable basis (excluding the divested mines) decreased by 13% compared to Q4 2025 mainly as a result of lower grades mined and processed at Nevada Gold Mines and Pueblo Viejo combined with lower grades mined at North Mara and Kibali. This was partially offset by higher production at Loulo-Gounkoto as a result of ramping up of operations during Q1 2026 following resolution of the dispute with the Government of Mali late in Q4 2025.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)

Q1 2026 compared to Q4 2025

a.	Divested mines refer to the ounces produced by Hemlo and Tongon in Q4 2025.

In Q1 2026, copper revenues on a consolidated basis decreased by 33% compared to Q4 2025, primarily due to lower sales volumes compared to Q4 2025, partially offset by a higher realized copper price1. The average market price in Q1 2026 was $5.83/lb, representing an all-time high quarterly average and an increase of 16% from the $5.03/lb average in Q4 2025. The realized copper price1 in Q1 2026 was slightly lower than the market copper price due to the impact of negative provisional pricing adjustments, whereas the realized copper price1 was higher than the market copper price in Q4 2025 due to timing of sales and the impact of positive provisional pricing adjustments. During Q1 2026, the copper price traded in a range of $5.31/lb to an all-time nominal high of $6.59/lb, and closed the quarter at $5.52/lb. Copper prices in Q1 2026 were impacted by concerns about the global economy resulting from global trade disputes, supply disruptions, the conflict in the Middle East, and demand forecasts in China, which is the world’s largest consumer of copper.

Attributable copper production in Q1 2026 was 13 thousand tonnes lower compared to Q4 2025 mainly due to lower throughput at Lumwana resulting from a planned plant shutdown for liner replacements which was successfully completed in February 2026.

Q1 2026 compared to Q1 2025

For Q1 2026, gold revenues on a consolidated basis increased by 72% compared to Q1 2025, primarily due to a higher realized gold price1. The average market price for Q1 2026 was $4,873/oz versus $2,860/oz for Q1 2025.

BARRICK FIRST QUARTER 2026	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)

Q1 2026 compared to Q1 2025

a.	Divested mines refer to the ounces produced by Hemlo and Tongon in Q1 2025.

For Q1 2026, attributable gold production (excluding the divested mines) was 4% higher than Q1 2025, primarily due to the ramp up of operations at Loulo-Gounkoto following the resolution of the dispute with the Government of Mali that was ultimately resolved in December 2025 and had shutdown the mine in January 2025. This was combined with higher production at Carlin due to improved underground mining and processing performance and Turquoise Ridge due to higher tonnes mined and increased throughput at the Sage autoclave. These impacts were partially offset by lower production from North Mara driven by lower grades processed.

For Q1 2026, copper revenues on a consolidated basis increased by 13% compared to Q1 2025, due to a higher realized copper price1 partially offset by lower sales volumes. In Q1 2026, the realized copper price1 was lower than the market copper price, as discussed above, whereas the realized copper price1 was higher than the market copper price in Q1 2025 due to the impact of positive provisional pricing adjustments.

Attributable copper production for Q1 2026 was 5 thousand tonnes higher than Q1 2025, mainly due to increased throughput and higher grades processed at Lumwana.

Production Costs

($ millions, except per oz/lb data in dollars)		For the three months ended

	3/31/26	12/31/25	3/31/25

Gold

Site operating costs	1,179	1,623	1,097

Depreciation	449	503	342

Royalty expense	193	229	95

Mining and production taxes	46	55	23

Community relations	7	13	11

Cost of sales	1,874	2,423	1,568

COS ($/oz)[a]	1,922	1,904	1,629

TCC ($/oz)[b]	1,327	1,205	1,220

AISC ($/oz)[b]	1,708	1,581	1,775

Copper

Site operating costs	143	154	126

Depreciation	43	88	60

Royalty expense	30	37	21

Community relations	1	2	1

Cost of sales	217	281	208

COS ($/lb)[a]	3.41	3.37	2.92

C1 cash costs ($/lb)[b]	2.57	2.45	2.25

AISC ($/lb)[b]	3.67	3.61	3.06

a.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.

Q1 2026 compared to Q4 2025

In Q1 2026, gold cost of sales on a consolidated basis was 23% lower than Q4 2025, primarily due to lower sales volumes. Our 45% interest in Kibali and 24.5% interest in Porgera are equity accounted, and therefore each mine’s cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold COS/oz2 and TCC/oz1, includes our proportionate share of cost of sales at our equity method investees, and were 1% and 10% higher than Q4 2025, mainly due to lower fixed cost dilution driven by lower sales volume combined with higher royalties associated with the higher realized gold price1. The impact on COS/oz2 was partially offset by the fact that Q4 2025 included the impact of the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto and the large one-off shipment of gold inventory that occurred in Q4 2025 following the lifting of the restrictions imposed by the Government of Mali on gold shipments.

In Q1 2026, gold AISC/oz1, which also includes our proportionate share of equity method investees, increased by 8% compared to Q4 2025. This was primarily due to higher TCC/oz1, as explained above.

In Q1 2026, copper cost of sales on a consolidated basis was 23% lower than Q4 2025 primarily due to the impact of lower copper sales volumes. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper COS/lb2 and C1 cash costs/lb1, include our proportionate share of cost of sales at our equity method

BARRICK FIRST QUARTER 2026	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

investees. Copper COS/lb2 and C1 cash costs/lb1 were 1% and 5% higher, respectively, compared to Q4 2025, primarily due to higher mining and processing costs at Lumwana.

In Q1 2026, copper AISC/lb1, which also includes our proportionate share of equity method investees, was 2% higher compared to Q4 2025, mainly due to an increase in C1 cash costs/lb1, partially offset by lower minesite sustaining capital expenditures1 .

Q1 2026 compared to Q1 2025

For Q1 2026, gold cost of sales on a consolidated basis was 20% higher than Q1 2025, mainly due to higher depreciation at Carlin, Loulo-Gounkoto and Cortez, combined with higher royalties associated with the higher realized gold price1. As described above, our per ounce metrics, gold COS/oz2 and TCC/oz1, include our proportionate share of cost of sales at our equity method investees, and were 18% and 9% higher, respectively, compared to Q1 2025. This was mainly due to the impact of higher royalties, mining and production taxes (impact approximately $90/oz) associated with the higher realized gold price1. In addition, COS/oz2 was higher due to the inclusion of Loulo-Gounkoto sales at higher costs (as a result of the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto in Q4 2025) whereas in Q1 2025 there were no sales from Loulo-Gounkoto as shipments were restricted.

For Q1 2026, gold AISC/oz1 was 4% lower than Q1 2025, primarily due to lower minesite sustaining capital expenditures1.

For Q1 2026, copper cost of sales on a consolidated basis was 4% higher than Q1 2025, primarily due to higher site operating costs as well as higher royalties associated with the higher realized copper price. As described above, our per pound metrics, copper COS/lb2 and C1 cash costs/lb1, include our proportionate share of cost of sales at our equity method investees. Copper COS/ lb2 and C1 cash costs/lb1 were 17% and 14% higher, respectively, compared to Q1 2025, mainly due to higher payroll costs as well as higher power costs at Lumwana in part due to the strengthening of the local currency.

For Q1 2026, copper AISC/lb1 was 20% higher than Q1 2025, mainly due to higher C1 cash cost/lb1, as well as higher royalties due to the higher realized copper prices1.

General and Administrative Expenses

($ millions)		For the three months ended

	3/31/26	12/31/25	3/31/25

Corporate administration	24	25	27

Share-based compensation[a]	15	39	15

General & administrative expenses	39	64	42

a.	Based on a US$38.16 share price as at March 31, 2026 (December 31, 2025: US$45.76 and March 31, 2025: US$19.04).

General and administrative expenses for Q1 2026 decreased compared to Q4 2025 as a result of lower share-based compensation expenses due to the decrease in our share price during the current quarter compared to a significant increase in Q4 2025.

Exploration, Evaluation and Project Expenses

($ millions)		For the three months ended

	3/31/26	12/31/25	3/31/25

Global exploration and evaluation	60	82	27

Project costs:

Reko Diq	1	4	3

IPO costs	31	—	—

Other	20	45	19

Global exploration and evaluation and project expense	112	131	49

Minesite exploration and evaluation	4	8	5

Total exploration, evaluation and project expenses	116	139	54

Exploration, evaluation and project expenses for Q1 2026 decreased by $23 million compared to Q4 2025 driven by lower global exploration and evaluation costs, mainly due to reduced greenfields exploration activity around Reko Diq, and lower project costs as Q4 included legal and consulting costs related to the Hemlo and Tongon divestitures (included in “Other”). These were partially offset by legal and consulting costs related to our North America IPO project in Q1 2026.

Exploration, evaluation and project expenses for Q1 2026 were substantially higher compared to Q1 2025 driven by higher global exploration expense mainly related to the ramp-up of drilling activities at Fourmile as well as higher project costs related to our North American IPO project.

Finance Costs, Net

($ millions)		For the three months ended

	3/31/26	12/31/25	3/31/25

Interest expense[a]	109	119	98

Accretion	20	22	23

Interest capitalized	(29)	(19)	(4)

Other finance costs	1	—	1

Finance income	(62)	(58)	(56)

Finance costs, net	39	64	62

a.

For Q1 2026, interest expense includes $7 million, of non-cash interest expense relating to the Pueblo Viejo streaming agreement with Royal Gold Inc. (Q4 2025: $nil; Q1 2025: $8 million). Interest expense also includes $8 million, relating to finance costs in Argentina (Q4 2025: $1 million; Q1 2025: $4 million).

In Q1 2026, finance costs, net decreased compared to Q4 2025 and Q1 2025 primarily due to higher interest capitalized in Q1 2026 and higher finance costs in Argentina associated with cash repatriation in Q4 2025 and Q1 2025 .

BARRICK FIRST QUARTER 2026	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Additional Statement of Income Items

($ millions)		For the three months ended

	3/31/26	12/31/25	3/31/25

Impairment charges	0	5	4

(Gain) loss on currency translation	20	6	2

Closed mine rehabilitation	(3)	(7)	19

Other (income) expense	(4)	(839)	170

Other (Income) Expense

Other income in Q1 2026 of $4 million was mainly related to the revaluation of the Hemlo contingent consideration, which was partially offset by a loss on the revaluation of our Kibali JV receivable. This compares to other income of $839 million in Q4 2025 which mainly related to the gain on the sale of non-current assets totaling $732 million, comprised of our Hemlo gold mine ($545 million), our interest in the Tongon gold mine ($134 million) and the Alturas project ($53 million). This was combined with the accounting impact of regaining control of the Loulo-Gounkoto complex on December 16, 2025, partially offset by the settlement payment of $253 million to the Government of Mali in November 2025. Other expense in Q1 2025 of $170 million was mainly related to the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc., combined with reduced operations costs at Loulo-Gounkoto.

For a further breakdown of other expense, refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $747 million in Q1 2026. The unadjusted effective income tax rate in Q1 2026 was 23% of income before income taxes.

The underlying effective income tax rate on ordinary income in Q1 2026 was 22% after adjusting for the impact of foreign currency translation losses on current and deferred tax balances; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of non-deductible foreign exchange losses; the impact of the remeasurement of the Hemlo contingent consideration; the impact of Loulo-Gounkoto; and the impact of other expense adjustments.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations of our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 10 of the Financial Statements.

Withholding Taxes

In Q1 2026, we recorded $39 million of dividend withholding taxes related to the distributed earnings of our subsidiaries in Argentina, and undistributed earnings of our subsidiaries in Saudi Arabia and the United States.

OECD Pillar Two model rules

We have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Our review of Pillar Two for the current year, based on the OECD’s Transitional Safe Harbour rules as implemented in the Global Minimum Tax Act in Canada, has not identified any material amounts to be accrued for Q1 2026. As the law is evolving, both in Canada and elsewhere, we will continue to monitor the impact of this legislation.

BARRICK FIRST QUARTER 2026	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 3/31/26	As at 12/31/25

Total cash and equivalents	7,131	6,706

Current assets	3,482	3,511

Non-current assets	41,970	41,360

Total Assets	52,583	51,577

Current liabilities excluding short-term debt	3,403	3,441

Non-current liabilities excluding long-term debt[a]	7,681	7,517

Debt (current and long-term)	4,726	4,703

Total Liabilities	15,810	15,661

Total shareholders’ equity	27,339	26,557

Non-controlling interests	9,434	9,359

Total Equity	36,773	35,916

Total common shares outstanding (millions of shares)[b]	1,676	1,675

Debt, net of cash	(2,405)	(2,003)

Key Financial Ratios:

Current ratio[c]	3.06:1	2.92:1
Debt-to-equity[d]	0.13:1	0.13:1

Net leverage[e]	-0.2:1	-0.2:1

a.	Non-current financial liabilities as at March 31, 2026 were $5,761 million (December 31, 2025: $5,684 million).
b.	As of April 28, 2026, the number of common shares outstanding is 1,675,508,360.
c.	Represents current assets divided by current liabilities (including short-term debt) as at March 31, 2026 and December 31, 2025.
d.	Represents debt divided by total shareholders’ equity (including minority interest) as at March 31, 2026 and December 31, 2025.
e.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.

Balance Sheet Review

Total assets were $52.6 billion as at March 31, 2026, slightly higher than total assets as at December 31, 2025.

Our asset base is primarily comprised of non-current assets such as property, plant and equipment and equity method investments, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions and creation of joint ventures with other mining companies. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable, other government and joint venture related receivables, as well as cash and equivalents.

Total liabilities as at March 31, 2026 were $15.8 billion, in line with total liabilities at December 31, 2025. Our liabilities are primarily comprised of debt, other non-current liabilities (such as provisions and deferred income tax liabilities), and accounts payable.

Financial Position and Liquidity

We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, environmental rehabilitation, securities buybacks and dividends.

Total cash and cash equivalents as at March 31, 2026 were $7.1 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at NGM) and shareholders’ equity. As at March 31, 2026, our total debt was $4.7 billion (cash and equivalents, net of debt was $2,405 million) and our debt-to-equity ratio was 0.13:1. This compares to total debt as at December 31, 2025 of $4.7 billion (debt, net of cash and equivalents was $2,003 million), and a debt-to-equity ratio of 0.13:1.

Uses of cash for the remainder of 2026 include capital commitments of $1,426 million, and we expect to incur attributable minesite sustaining1 and project capital expenditures1 of approximately $3,250 to $3,700 million during the remainder of the year, based on our annual guidance range on page 9. Included in that remaining capital expenditure amount is approximately $480 to $580 million related to Reko Diq, which as noted on page 26, is currently under review. For the remainder of 2026, we have contractual obligations and commitments of $1,145 million for supplies and consumables. In addition, we have $265 million in interest payments and other amounts as detailed in the table on page 34. At the May 8, 2026 meeting, the Board of Directors authorized a new share buyback program, where we may purchase up to $3 billion of Barrick shares over the next 12 months. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as our existing cash balances as necessary.

The Company’s dividend policy targets a total payout of 50% of attributable free cash flow on an annualized basis, comprised of a fixed base quarterly dividend of $0.175 per share and a performance top-up component at each year end based on the attributable free cash flow during the year. The dividend paid in any given year may be higher or lower than the 50% target based on the strength of cash flow, capital needs, balance sheet considerations, and other factors.

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the Company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The sale of the gold and copper we produce and market price of gold and to a lesser extent, copper, are the primary drivers of our operating cash flow. Other options to enhance

BARRICK FIRST QUARTER 2026	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

liquidity include portfolio optimization; issuance of equity or long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of A3 and BBB+, respectively); and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). In May 2025, we completed an update to our undrawn $3.0 billion revolving credit facility, including an extension of the termination date by one year to May 2030. The revolving Credit Facility incorporates sustainability-linked metrics and are made up of annual environmental and social performance targets directly influenced by Barrick’s actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 GHG emissions intensity, water use efficiency (reuse and recycling rates), and TRIFR3. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set. The key financial covenant in our undrawn Credit Facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was negative 0.07:1 as at March 31, 2026 (negative 0.06:1 as at December 31, 2025).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended

	3/31/26	12/31/25	3/31/25

Net cash provided by operating activities	2,554	2,726	1,212

Investing activities

Capital expenditures	(979)	(1,107)	(837)

Divestitures	(4)	1,163	0

Income taxes paid on divestitures	0	(44)	0

Funding of equity method investments	0	0	0

Dividends received from equity method investments	110	100	38

Shareholder loan repayments from equity method investments	147	121	60

Investment sales	110	43	0

Other	2	2	0

Total investing inflows/(outflows)	(614)	278	(739)

Net change in debt[a]	(5)	(4)	(3)

Dividends[b]	(697)	(294)	(172)

Net disbursements to non-controlling interests	(804)	(570)	(125)

Share buyback program	0	(500)	(143)

Other	(9)	0	4

Total financing outflows	(1,515)	(1,368)	(439)

Effect of exchange rate	0	1	0

Increase in cash and equivalents	425	1,637	34

a.

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

b.	For Q1 2026, we declared and paid dividends per share in US dollars totaling $0.42 (Q4 2025: declared and paid $0.175; Q1 2025: declared and paid $0.10).

Q1 2026 compared to Q4 2025

In Q1 2026, we generated $2,554 million in operating cash flow, compared to $2,726 million in Q4 2025. The decrease of $172 million was primarily due to lower gold sales this quarter combined with higher gold TCC/oz1 partially offset by a higher realized gold price1. Operating cash flow was further impacted by an unfavorable movement in working capital, primarily in accounts payable which decreased as a result of the payment of supplier balances at Loulo-Gounkoto as operations ramped up in Q1 2026. These results were positively impacted by a decrease in cash taxes paid and lower interest paid as a result of the timing of semi-annual interest payments on our bonds, which primarily occur in the second and fourth quarters.

Cash outflows from investing activities in Q1 2026 were $614 million, compared to cash inflows of $278 million in Q4 2025. The decreased outflow of $892 million was primarily due to proceeds from the sales of the Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project which were received in Q4 2025. Capital expenditures in Q1 2026 were lower than Q4 2025, primarily at Lumwana which had a high Q4 outflow for mining fleet down payments and a large rebuild spend in preparation for Q1 change outs, combined with lower capitalized waste stripping in Q1 2026.

Net financing cash outflows for Q1 2026 amounted to $1,515 million, compared to $1,368 million in Q4 2025. The increase of $147 million is primarily due to higher net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interest in NGM, and higher dividends paid in Q1 2026 as a result of our new dividend policy. These were partially offset by a lack of share repurchases in the current period as the Share Buyback Plan was not renewed in Q1 2026.

Q1 2026 compared to Q1 2025

In Q1 2026, we generated $2,554 million in operating cash flow, compared to $1,212 million in Q1 2025. The increase of $1,342 million was primarily due to higher realized gold prices1, partially offset by higher gold TCC/oz1. Operating cash flow was further impacted by an unfavorable movement in working capital, mainly in accounts payable which decreased as a result of the payment of supplier balances at Loulo-Gounkoto as operations ramped up in Q1 2026, as well as higher cash taxes paid this quarter.

Cash outflows from investing activities in Q1 2026 were $614 million compared to $739 million in Q1 2025. The decrease of $125 million was primarily due to higher dividends and shareholder loan repayments received from equity investees combined with investment sales proceeds this quarter. These were partially offset by higher capital expenditures driven by increased project capital expenditures1, mainly at Reko Diq and at Lumwana, partially offset by decreased minesite sustaining capital expenditures1 mainly at Carlin driven by purchases of the Komatsu-930 truck fleet occurring in Q1 2025.

Net financing cash outflows for Q1 2026 amounted to $1,515 million compared to $439 million in Q1 2025. The increase of $1,076 million is primarily due to higher net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interest in NGM, and higher dividends paid in Q1 2026 as a result of our new dividend policy. These were partially offset by a lack of share repurchases in the current period as the Share Buyback Plan was not renewed in Q1 2026.

BARRICK FIRST QUARTER 2026	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 17 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 3/31/26

	2026	2027	2028	2029	2030	2031 and thereafter	Total

Debt[a]

Repayment of principal	47	0	0	0	0	4,630	4,677

Capital leases	9	14	8	5	4	29	69

Interest	265	280	279	278	278	2,381	3,761

Provisions for environmental rehabilitation[b]	140	121	86	82	68	1,912	2,409

Restricted share units	26	32	4	0	0	0	62

Pension benefits and other post-retirement benefits	4	5	5	4	4	72	94

Purchase obligations for supplies and consumables[c]	1,145	303	200	151	142	1,888	3,829

Capital commitments[d]	1,426	351	208	45	0	0	2,030

Social development costs[e]	69	29	16	8	4	55	181

Other obligations[f]	294	107	61	67	64	496	1,089

Total	3,425	1,242	867	640	564	11,463	18,201

a.

Debt and Interest: Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at March 31, 2026. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

b.	Provisions for environmental rehabilitation: Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of environmental rehabilitation.
c.	Purchase obligations for supplies and consumables: Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
d.	Capital commitments: Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.	Social development costs: Includes a commitment of $14 million in 2031 and thereafter, related to the funding of a power transmission line in Argentina.
f.

Other obligations includes the Pueblo Viejo joint venture partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp. due in 2039, the settlement of Writ of Kalikasan, and the royalties, penalties and applicable interest on the amounts payable to the Government of Mali for the application of the 2023 Mining Code.

BARRICK FIRST QUARTER 2026	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Review of Quarterly Results

Quarterly Informationa

($ millions, except where indicated)	2026	2025	2025	2025	2025	2024	2024	2024

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenues	5,218	5,997	4,148	3,681	3,130	3,645	3,368	3,162

Realized price/oz – gold[b]	4,823	4,177	3,457	3,295	2,898	2,657	2,494	2,344

Realized price/lb – copper[b]	5.79	5.42	4.39	4.36	4.51	3.96	4.27	4.53

Cost of sales	2,099	2,712	1,890	1,878	1,785	1,995	2,051	1,979

Net earnings	1,602	2,406	1,302	811	474	996	483	370

Per share (dollars)[c]	0.96	1.43	0.76	0.47	0.27	0.57	0.28	0.21

Adjusted net earnings[b]	1,648	1,754	982	800	603	794	529	557

Per share (dollars)b,[c]	0.98	1.04	0.58	0.47	0.35	0.46	0.30	0.32

Operating cash flow	2,554	2,726	2,422	1,329	1,212	1,392	1,180	1,159

Consolidated capital expenditures[d]	979	1,107	943	934	837	891	736	819

Free cash flow[b]	1,575	1,619	1,479	395	375	501	444	340

Attributable free cash flow[b]	1,213	1,060	1,154	212	411	505	304	285

a.	Sum of all the quarters may not add up to the annual total due to rounding.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.
c.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.	Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets5. This, combined with the significant increase in the gold price and ongoing strength in the copper price, has resulted in strong cash flows over the past several quarters delivering record high operating and free cash flow in Q4 2025. The positive operating cash flow generated has allowed us to continue to reinvest in our business including our key growth projects, maintain a strong balance sheet and increase returns to shareholders.

In addition to the strength in metal prices, net earnings has also been impacted by the following items in each quarter, which have been excluded from adjusted net earnings1. In 2025, we recorded a net loss of $625 million on the deconsolidation of Loulo-Gounkoto following the change of control after it was placed under a temporary provisional administration on June 16, 2025 and subsequent accounting impact of regaining control on

December 16, 2025, which impacted Q2, Q3 and Q4 of 2025. In addition, in Q4 2025, we recorded a gain on the sale of our Hemlo gold mine ($545 million), our interest in the Tongon gold mine ($134 million) and the Alturas project ($53 million). In Q2 2025, we recorded a net loss of $1,035 million on the deconsolidation of Loulo-Gounkoto following the change of control after it was placed under a temporary provisional administration on June 16, 2025 (refer to note 17 of the Financial Statements for further details), which was partially offset by the recognition of our 80% equity investment in Loulo-Gounkoto. In addition, we recorded a gain of $745 million on the sale of our 50% interest in the Donlin Gold project. In Q4 2024, we recorded non-current asset impairment reversals of $655 million at Lumwana and $437 million at Veladero. In addition, we recorded a goodwill impairment of $484 million related to Loulo-Gounkoto. In Q2 2024, we recorded a provision following the settlement of the Zaldívar Tax Assessments in Chile (refer to note 17 of the Financial Statements).

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2025 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in our internal controls over financial reporting during the three months ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the President and Chief Executive Officer, and Senior Executive Vice-President, Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

BARRICK FIRST QUARTER 2026	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS. Our material accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions, including our assessment of the impacts following the loss of control of our Loulo-Gounkoto mine, are disclosed in note 3 of the accompanying Financial Statements.

Non-GAAP Financial Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

∎	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
∎	Acquisition/disposition gains/losses;
∎	Foreign currency translation gains/losses;
∎	Significant tax adjustments;
∎	Other items that are not indicative of the underlying operating performance of our core mining business; and
∎	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK FIRST QUARTER 2026	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended

	3/31/26	12/31/25	3/31/25

Net earnings attributable to equity holders of the Company	1,602	2,406	474

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	0	5	4

Acquisition/disposition (gains) losses[b]	1	(1,146)	0

(Gain) loss on currency translation	20	6	2

Significant tax adjustments[c]	35	80	(15)

Other expense adjustments[d]	18	559	173

Non-controlling interest	(8)	(101)	(11)

Tax effect[e]	(20)	(55)	(24)

Adjusted net earnings	1,648	1,754	603

Net earnings per share[f]	0.96	1.43	0.27

Adjusted net earnings per share[f]	0.98	1.04	0.35

a.	There were no significant impairment charges or reversals in the current period or prior periods.

b.

Acquisition/disposition gains for Q4 2025 relate to gain on sale of our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project. Q4 2025 was further impacted by the accounting impact of regaining control of the Loulo-Gounkoto complex on December 16, 2025.

[c].

For Q1 2026, significant tax adjustments include the re-measurement of current and deferred tax balances and the impact of uncertain tax positions. For Q4 2025, significant tax adjustments include the resolution of uncertain tax positions, the impact of prior year adjustments and the recognition of deferred tax assets. Significant tax adjustments for Q1 2025 include the re-measurement of deferred tax balances.

d.

Other expense for Q1 2026 period mainly related to the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto, reduced operations costs at Mali, legal and consulting costs related to our North America IPO project and revaluation of contingent consideration for Hemlo. Other expense for 2025 periods mainly related to the reduced operations costs relating to Mali in Q1 2025, the settlement payment to the Government of Mali in November 2025, the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo- Gounkoto and severance costs incurred

e.	Tax effect for Q1 2026 mainly relates to other expense adjustments, Q4 2025 primarily relates to acquisition/disposition losses (gains) and Q1 2025 primarily relates to other expense adjustments

f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow, Attributable Free Cash Flow and Attributable Operating Cash Flow

Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Attributable free cash flow starts with free cash flow and adds our attributable share of free cash flow from our equity investees and subtracts the free cash flow attributable to the non-controlling interests. Management believes these to be useful indicators of our ability to operate without reliance on additional borrowing or usage of existing cash.

Starting with this MD&A, we are presenting attributable operating cash flow. Attributable operating cash flow starts with cash provided by operating activities and adds our attributable share of cash provided by operating activities from our equity investees and subtracts the cash provided by operating activities attributable to the non-

controlling interests. Management believes this to be useful indicator of the amount of cash provided by operating activities to Barrick’s ownership share.

Free cash flow, attributable free cash flow and attributable operating cash flow are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow, Attributable Free Cash Flow and Attributable Operating Cash Flow

($ millions)	For the three months ended

	3/31/26	12/31/25	3/31/25

Net cash provided by operating activities	2,554	2,726	1,212

Capital expenditures	(979)	(1,107)	(837)

Free cash flow (consolidated)	1,575	1,619	375

Free cash flow applicable to equity investees	330	172	156

Non-controlling interests	(692)	(731)	(120)

Attributable free cash flow	1,213	1,060	411

Attributable capital expenditures	755	906	631

Attributable operating cash flow	1,968	1,966	1,042

Capital Expenditures

Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher

BARRICK FIRST QUARTER 2026	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce/pound.

Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

($ millions)	For the three months ended

	3/31/26	12/31/25	3/31/25

Minesite sustaining capital expenditures	380	458	564

Project capital expenditures	570	630	269

Capitalized interest	29	19	4

Total consolidated capital expenditures	979	1,107	837

Total cash costs per ounce, All-in sustaining costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

TCC/oz and AISC/oz are non-GAAP financial measures which are calculated based on the definition published by the WGC (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall gold operations basis.

TCC/oz starts with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and costs allocated to by-products. AISC/oz starts with TCC/oz and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs related to the current mine plan and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

We believe that our use of TCC/oz and AISC/oz will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from the gold operations portion of our business. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

TCC/oz and AISC/oz are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

C1 cash costs/lb and AISC/lb are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs/lb enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs/lb excludes royalties and production taxes and non-routine charges as they are not direct production costs. AISC/lb is similar to the gold AISC metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of the copper portion of our business as this measure reflects all of the sustaining expenditures incurred in order to produce copper. AISC/lb includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK FIRST QUARTER 2026	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

($ millions, except per oz information in dollars)		For the three months ended

	Footnote	3/31/26	12/31/25	3/31/25

COS applicable to gold production		1,874	2,423	1,568

Depreciation		(449)	(503)	(342)

Total cash costs applicable to equity method investments		128	111	109

Costs allocated to by-products		(119)	(130)	(60)

Other	a	(33)	(258)	5

Non-controlling interests	b	(409)	(487)	(364)

Total cash costs		992	1,156	916

General & administrative costs		39	64	42

Minesite exploration and evaluation costs	c	4	8	5

Minesite sustaining capital expenditures	d	380	458	564

Sustaining leases		6	4	8

Rehabilitation - accretion and amortization (operating sites)	e	16	16	17

Non-controlling interest, copper operations and other	f	(159)	(191)	(217)

All-in sustaining costs		1,278	1,515	1,335

Ounces sold - attributable basis (koz)	g	748	960	751

COS/oz	h,i	1,922	1,904	1,629

TCC/oz	i	1,327	1,205	1,220

AISC/oz	i	1,708	1,581	1,775

a.	Other - Other adjustments mainly relate to treatment and refining charges.

b.	Non-controlling interests - Non-controlling interests include non-controlling interests related to gold production of $600 million for Q1 2026, (Q4 2025: $741 million; Q1 2025: $487 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 5 to the Financial Statements for further information.

c.	Exploration and evaluation costs - Exploration, evaluation and project expenses are included in AISC if they support current mine operations.

d.	Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

e.	Rehabilitation - accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

f.	Non-controlling interest and copper operations - Removes general and administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. The impact is summarized as the following:

($ millions)		For the three months ended

Non-controlling interest, copper operations and other	3/31/26	12/31/25	3/31/25

General & administrative costs	(6)	(10)	(6)

Minesite exploration and evaluation expenses	(1)	(3)	0

Rehabilitation - accretion and amortization (operating sites)	(5)	(5)	(5)

Minesite sustaining capital expenditures	(147)	(173)	(206)

All-in sustaining costs total	(159)	(191)	(217)

g.	Ounces sold - attributable basis - Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

h.	COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

BARRICK FIRST QUARTER 2026	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis, by operating segment

($ millions, except per oz information in dollars)					For the three months ended 3/31/26

	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Pueblo Viejo
COS applicable to gold production		505	312	207	89	1,113	233

Depreciation		(125)	(81)	(46)	(15)	(267)	(67)

Costs allocated to by-products		(10)	(3)	(3)	(61)	(77)	(29)

Other	c	(1)	0	0	8	7	0

Non-controlling interests		(142)	(88)	(61)	(8)	(299)	(54)

Total cash costs		227	140	97	13	477	83

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	d	1	0	0	1	2	0

Minesite sustaining capital expenditures	e	142	52	21	8	228	58

Sustaining capital leases		0	0	0	0	0	0

Rehabilitation - accretion and amortization (operating sites)	f	3	4	1	1	9	2

Non-controlling interests		(56)	(22)	(8)	(4)	(92)	(24)

All-in sustaining costs		317	174	111	19	624	119

Ounces sold - attributable basis (000s ounces)		173	89	96	22	380	82

COS/oz	g,h	1,794	2,149	1,327	2,485	1,800	1,702

TCC/oz	h	1,315	1,569	1,011	574	1,255	1,019

AISC/oz	h	1,838	1,957	1,153	862	1,645	1,457

($ millions, except per oz information in dollars)					For the three months ended 3/31/26

	Footnote	Veladero	Porgera	Loulo- Gounkoto[i]	Kibali	North Mara	Bulyanhulu

COS applicable to gold production		98	36	241	132	99	86

Depreciation		(36)	(7)	(38)	(33)	(21)	(18)

Costs allocated to by-products		(6)	0	0	(1)	(2)	(10)

Other	c	0	0	(38)	0	0	1

Non-controlling interests		0	0	(33)	0	(12)	(9)

Total cash costs		56	29	132	98	64	50

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	d	0	1	0	0	0	0

Minesite sustaining capital expenditures	e	11	8	0	11	9	23

Sustaining capital leases		0	0	1	3	0	0

Rehabilitation - accretion and amortization (operating sites)	f	1	0	0	0	1	0

Non-controlling interests		0	0	0	0	(2)	(3)

All-in sustaining costs		68	38	133	112	72	70

Ounces sold - attributable basis (000s ounces)		54	22	69	69	36	36

COS/oz	g,h	1,816	1,665	2,801	1,906	2,287	2,008

TCC/oz	h	1,037	1,346	1,918	1,418	1,758	1,379

AISC/oz	h	1,253	1,740	1,933	1,614	1,990	1,922

BARRICK FIRST QUARTER 2026	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per oz information in dollars)						For the three months ended 12/31/25

	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]	Pueblo Viejo

COS applicable to gold production		642	355	241	79	1,318	44	264

Depreciation		(164)	(86)	(62)	(15)	(327)	(1)	(82)

Costs allocated to by-products		(2)	(1)	(1)	(68)	(72)	0	(17)

Other	c	(2)	(4)	0	9	3	0	0

Non-controlling interests		(182)	(103)	(69)	(2)	(356)	0	(67)

Total cash costs		292	161	109	3	566	43	98

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	d	5	2	0	0	8	0	0

Minesite sustaining capital expenditures	e	113	36	28	4	190	7	67

Sustaining capital leases		0	0	0	1	1	1	(1)

Rehabilitation - accretion and amortization (operating sites)	f	3	5	1	1	10	0	2

Non-controlling interests		(47)	(17)	(11)	(2)	(81)	0	(27)

All-in sustaining costs		366	187	127	7	694	51	139

Ounces sold - attributable basis (000s ounces)		211	136	104	24	475	27	106

COS/oz	g,h	1,863	1,592	1,422	1,972	1,695	1,738	1,492

TCC/oz	h	1,380	1,196	1,050	127	1,191	1,707	930

AISC/oz	h	1,732	1,384	1,225	279	1,461	1,976	1,322

($ millions, except per oz information in dollars)						For the three months ended 12/31/25

	Footnote	Veladero	Porgera	Loulo- Gounkoto[i]	Kibali	North Mara	Tongon[j]	Bulyanhulu

COS applicable to gold production		67	35	472	123	108	56	86

Depreciation		(25)	(9)	(24)	(36)	(25)	1	(17)

Costs allocated to by-products		(3)	0	0	(2)	(2)	0	(12)

Other	c	0	0	(283)	0	0	0	1

Non-controlling interests		0	0	(33)	0	(12)	(6)	(9)

Total cash costs		39	26	132	85	69	51	49

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	d	0	0	0	0	0	0	0

Minesite sustaining capital expenditures	e	43	15	0	19	20	3	20

Sustaining capital leases		1	0	0	3	1	1	0

Rehabilitation - accretion and amortization (operating sites)	f	1	0	0	0	(1)	0	0

Non-controlling interests		0	0	0	0	(3)	(1)	(3)

All-in sustaining costs		84	41	132	107	86	54	66

Ounces sold - attributable basis (000s ounces)		47	22	91	78	56	19	39

COS/oz	g,h	1,526	1,608	4,151	1,557	1,640	2,648	1,885

TCC/oz	h	886	1,180	1,448	1,093	1,237	2,659	1,262

AISC/oz	h	1,915	1,865	1,448	1,374	1,546	2,844	1,694

BARRICK FIRST QUARTER 2026	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per oz information in dollars)						For the three months ended 3/31/2025

	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]	Pueblo Viejo

COS applicable to gold production		401	241	203	79	925	67	237

Depreciation		(62)	(57)	(47)	(17)	(183)	(10)	(75)

Costs allocated to by-products		(2)	(1)	(1)	(33)	(37)	0	(12)

Other	c	0	0	0	6	6	0	0

Non-controlling interests		(130)	(70)	(60)	(13)	(273)	0	(60)

Total cash costs		207	113	95	22	438	57	90

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	d	1	1	0	0	3	0	0

Minesite sustaining capital expenditures	e	253	52	22	10	340	8	59

Sustaining capital leases		0	0	0	0	0	1	0

Rehabilitation - accretion and amortization (operating sites)	f	3	4	1	2	10	0	1

Non-controlling interests		(99)	(22)	(9)	(5)	(136)	0	(23)

All-in sustaining costs		365	148	109	29	655	66	127

Ounces sold - attributable basis (000s ounces)		142	96	78	29	345	39	76

COS/oz	g,h	1,720	1,541	1,605	1,686	1,643	1,730	1,863

TCC/oz	h	1,459	1,172	1,227	747	1,269	1,458	1,189

AISC/oz	h	2,570	1,536	1,408	1,012	1,899	1,692	1,668

($ millions, except per oz information in dollars)						For the three months ended 3/31/25

	Footnote	Veladero	Porgera	Loulo- Gounkoto[i]	Kibali	North Mara	Tongon[j]	Bulyanhulu

COS applicable to gold production		79	36	—	113	102	70	77

Depreciation		(25)	(7)	—	(32)	(21)	(6)	(16)

Costs allocated to by-products		(1)	0	—	0	(1)	0	(7)

Other	c	0	0	—	0	0	0	1

Non-controlling interests		0	0	—	0	(13)	(7)	(9)

Total cash costs		53	29	—	81	67	57	46

General & administrative costs		0	0	—	0	0	0	0

Minesite exploration and evaluation costs	d	1	0	—	0	0	0	0

Minesite sustaining capital expenditures	e	33	6	—	12	21	3	28

Sustaining capital leases		0	0	—	2	0	0	0

Rehabilitation - accretion and amortization (operating sites)	f	1	0	—	0	1	2	0

Non-controlling interests		0	0	—	0	(3)	0	(5)

All-in sustaining costs		88	35	—	95	86	62	69

Ounces sold - attributable basis (000s ounces)		68	21	—	67	68	29	38

COS/oz	g,h	1,141	1,675	—	1,691	1,257	2,154	1,714

TCC/oz	h	753	1,336	—	1,212	986	1,971	1,212

AISC/oz	h	1,271	1,684	—	1,426	1,258	2,144	1,831

a.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge and Phoenix and non-mine site related activity.

b.

On September 10, 2025, we reached an agreement to sell the Hemlo gold mine to Carcetti Capital Corp. for gross proceeds of up to $1.09 billion. The transaction closed on November 26, 2025. Accordingly, operating and financial results provided are up to the closing date.

c.	Other - Other adjustments at Carlin include the removal of TCC associated with Emigrant, which is producing incidental ounces.

d.	Exploration and evaluation costs - Exploration, evaluation and project expenses are included in AISC if they support current mine operations.

e.	Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

f.

Rehabilitation - accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.

COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

h.	Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

i.

As a result of temporary suspension of operations at Loulo-Gounkoto starting January 14, 2025, and subsequent loss of control on June 16, 2025, no operating data or per ounce data was provided for Q1 2025 to Q3 2025. On November 24, 2025, Barrick announced that an agreement had been entered into with the

BARRICK FIRST QUARTER 2026	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Government of the Republic of Mali to put an end to all disputes regarding the Loulo and Gounkoto mines. The provisional administration of the Loulo-Gounkoto complex was terminated on December 16, 2025, at which point operational control was handed back to Somilo and Gounkoto’s management.

j.

On October 6, 2025, we reached an agreement to sell our interest in the Tongon gold mine and certain of its exploration properties to the Atlantic Group for total consideration of up to $305 million. The transaction closed on December 1, 2025. Accordingly, operating and financial results provided are up to the closing date.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per lb information in dollars)		For the three months ended

	3/31/26	12/31/25	3/31/25

Cost of sales	217	281	208

Depreciation/amortization	(43)	(88)	(60)

Treatment and refinement charges	35	53	42

C1 cash costs applicable to equity method investments	95	174	90

Less: royalties	(30)	(37)	(21)

Costs allocated to by-products	(18)	(22)	(5)

C1 cash costs of sales	256	361	254

General & administrative costs	6	11	8

Rehabilitation - accretion and amortization	1	1	1

Royalties	30	37	21

Minesite exploration and evaluation costs	2	3	2

Minesite sustaining capital expenditures	66	116	57

Sustaining leases	1	2	3

All-in sustaining costs	362	531	346

Tonnes sold - attributable basis (thousands of tonnes)	45	67	51

Pounds sold - attributable basis (millions pounds)	99	147	112

COS/lba,b	3.41	3.37	2.92

C1 cash costs per pound[a]	2.57	2.45	2.25

AISC/lba	3.67	3.61	3.06

a.	COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.
b.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating segment

($ millions, except per lb information in dollars)							For the three months ended

	3/31/26			12/31/25			3/31/25

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	89	217	31	175	282	38	88	208	33

Depreciation/amortization	(20)	(43)	(6)	(32)	(89)	(7)	(24)	(60)	(7)

Treatment and refinement charges	0	35	0	0	53	0	0	39	3

Less: royalties	(1)	(30)	0	0	(37)	0	0	(21)	0

Costs allocated to by-products	0	(4)	(13)	0	(7)	(15)	0	0	(5)

C1 cash costs of sales	68	175	12	143	202	16	64	166	24

Rehabilitation - accretion and amortization	0	1	0	1	1	0	0	1	0

Royalties	1	30	0	0	37	0	0	21	0

Minesite exploration and evaluation costs	2	0	0	3	0	0	2	0	0

Minesite sustaining capital expenditures	20	45	2	20	92	4	5	50	2

Sustaining leases	1	0	0	1	0	1	2	1	0

All-in sustaining costs	92	251	14	168	332	21	73	239	26

Tonnes sold - attributable basis (thousands of tonnes)	8	30	7	12	47	8	10	34	7

Pounds sold - attributable basis (millions of pounds)	18	66	15	27	103	17	21	75	17

COS/lba,b	4.87	3.31	2.07	6.33	2.76	2.21	4.11	2.80	1.96

C1 cash costs/lba	3.70	2.67	0.79	5.17	1.97	0.94	2.99	2.22	1.44

AISC/lba	5.02	3.83	0.94	6.03	3.24	1.20	3.38	3.20	1.55

a.	COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.
b.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2026	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

EBITDA, Adjusted EBITDA, Attributable EBITDA, Attributable EBITDA Margin and Net Leverage

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

∎	Income tax expense;
∎	Finance costs;
∎	Finance income; and
∎	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. Attributable EBITDA further removes the non-controlling interest portion. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented. Additionally, it is aligned with how we present our forward-looking guidance on gold ounces and copper pounds produced.

Attributable EBITDA margin is calculated as attributable EBITDA divided by revenues - as adjusted. We believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit.

Net leverage is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet.

EBITDA, adjusted EBITDA, attributable EBITDA, attributable EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable EBITDA, attributable EBITDA margin and net leverage differently.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)		For the three months ended

	3/31/26	12/31/25	3/31/25

Net earnings	2,481	3,213	781

Income tax expense	747	794	278

Finance costs, net[a]	19	42	39

Depreciation	499	599	411

EBITDA	3,746	4,648	1,509

Impairment charges of non-current assets[b]	0	5	4

Acquisition/disposition losses (gains)[c]	1	(1,146)	0

(Gain) loss on currency translation	20	6	2

Other expense adjustments[d]	18	559	173

Income tax expense, net finance costs[a] and depreciation from equity investees	148	238	141

Adjusted EBITDA	3,933	4,310	1,829

Non-controlling Interests	(1,173)	(1,226)	(468)

Attributable EBITDA	2,760	3,084	1,361

Revenues - as adjusted[e]	4,181	4,810	2,685

Attributable EBITDA margin[f]	66%	64%	51%

	As at 3/31/26	As at 12/31/25	As at 3/31/25

Net leverage[g]	-0.2:1	-0.2:1	0.1:1

a.	Finance costs exclude accretion.
b.	There were no significant impairment charges or reversals in the current period or prior periods.
c.

Acquisition/disposition gains for Q4 2025 relate to gain on sale of our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project. Q4 2025 was further impacted by the accounting impact of regaining control of the Loulo-Gounkoto complex on December 16, 2025.

d.

Other expense for Q1 2026 period mainly related to the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto, reduced operations costs at Mali, legal and consulting costs related to our North America IPO project and revaluation of contingent consideration for Hemlo. Other expense for 2025 periods mainly related to the reduced operations costs relating to Mali in Q1 2025, the settlement payment to the Government of Mali in November 2025, the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto and severance costs incurred

e.	Refer to Reconciliation of Sales to Realized Price per oz/pound on page 45 of this MD&A.
f.	Represents attributable EBITDA divided by revenues - as adjusted.
g.	Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

BARRICK FIRST QUARTER 2026	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

∎

Treatment and refining charges; and

∎

Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our

Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per oz/lb information in dollars)		Gold			Copper
				For the three months ended

	3/31/26	12/31/25	3/31/25	3/31/26	12/31/25	3/31/25

Sales	4,756	5,353	2,766	343	514	304

Sales applicable to non-controlling interests	(1,591)	(1,756)	(848)	0	0	0

Sales applicable to equity method investmentsa,[b]	446	418	252	196	233	164

Sales applicable to sites in closure or care and maintenance[c]	(13)	(5)	(1)	0	0	0

Treatment and refinement charges	9	10	6	35	53	42

Other[d]	0	(10)	0	0	0	0

Revenues – as adjusted	3,607	4,010	2,175	574	800	510

Ounces/pounds sold (koz/Mlb)[c]	748	960	751	99	147	113

Realized gold/copper price per oz/lbe	4,823	4,177	2,898	5.79	5.42	4.51

a.

Represents sales of $341 million for Q1 2026 (Q4 2025: $327 million; Q1 2025: $191 million) applicable to our 45% equity method investment in Kibali and $105 million (Q4 2025: $91 million; Q1 2025: $61 million) applicable to our 24.5% equity method investment in Porgera for gold. Represents sales of $110 million for Q1 2026 (Q4 2025: $151 million; Q1 2025: $95 million) applicable to our 50% equity method investment in Zaldívar and $86 million (Q4 2025: $83 million; Q1 2025: $72 million), applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.	On an attributable basis. Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.
d.	Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2e of the 2025 Annual Financial Statements for more information.
e.	Realized price per oz/lb may not calculate based on amounts presented in this table due to rounding.

BARRICK FIRST QUARTER 2026	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Jesse Clark, BSc (Hons), MSc, SMERM, Director, Geology; Richard Peattie, MPhil, FAusIMM, Chief Technical Officer; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2025.

Endnotes

[1]	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 36 to 45 of this MD&A.

[2]

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, and Bulyanhulu, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 24.5% share of Porgera and our 45% share of Kibali.

[3]

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

[4]

Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

[5]

A Tier One Gold Asset is an asset with a $1,500/oz reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with projected costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset/Project is an asset with a $3.25/lb reserve with potential for +5Mt contained copper in support at least 20 years life, annual production of at least 200ktpa, with costs per pound in the lower half of the industry cost curve. Tier One Assets must be located in a world-class geological district with potential for organic reserve growth and long-term geologically driven addition.

[6]

Fourmile production and economic metrics are based upon a preliminary economic assessment, using 2024 mineral resources only and August 2025 Long Term Consensus Gold Price of $2,585/oz. These metrics are conceptual in nature because they include inferred mineral resources that are considered too speculative to have the considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

[7]

Refer to the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December 31, 2021, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 18, 2022.

[8]	Refer to the Technical Report on the Carlin Complex, Eureka and Elko County, Nevada, USA, dated December 31, 2024, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 14, 2025.

[9]	Refer to the Technical Report on the Pueblo Viejo mine, Dominican Republic, dated December 31, 2025, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on February 27, 2026.

[10]	Refer to the Technical Report on the Reko Diq Project, Balochistan, Pakistan, dated December 31, 2024, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on February 19, 2025.

[11]	Refer to the Technical Report on the Lumwana Expansion Project, Republic of Zambia, dated December 31, 2024, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on February 19, 2025.

BARRICK FIRST QUARTER 2026	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

[12]	Q1 2026 Goldrush Underground (GRUG) Significant Interceptsac

Drill Results from Q1 2026
						Including[d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Estimated True Width (m)[c]	Au (g/t)	Interval (m)	Estimated True Width (m)[c]	Au (g/t)
GUC-25147	78	-33	265.5 - 268.5	3.0*	6.68	—	—	—
			271.6 - 274.3	2.7*	4.53	—	—	—
			442.0 - 445.0	3.0*	7.93	—	—	—
			448.1 - 449.6	1.5*	4.16	—	—	—
			463.0 - 464.1	1.1*	4.38	—	—	—
			471.2 - 500.5	20.3	12.05	486.16 - 491.64	5.5	34.3
			538.3 - 555.0	16.8	20.52	544.37 - 551.99	7.6	35.2
			634.0 - 637.3	3.0	23.50	633.98 - 635.51	1.5	28.6
			662.9 - 674.0	11.1	57.76	662.94 - 672.08	9.1	67.2
			695.3 - 696.8	1.5	17.75	—	—	—

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 1.0 meters; internal dilution is less than 20% total width.
b.	Drill hole nomenclature: GUC Project area Goldrush Underground, the year (25 for 2025) followed by the hole number.
c.

True width for drillhole intercepts has been estimated based on the latest geological interpretation and it is subject to refinement as additional data becomes available. *core length: true width of intercepts are uncertain at this stage.

d.	Included intervals calculated using a 20.0 g/t Au cutoff and are uncapped; minimum intercept width is 1.0 meters; internal dilution is less than 20 % total width.

The drilling results for Goldrush contained in this presentation have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Goldrush conform to industry accepted quality control methods.

[13]	Q1 2026 Porfiada, Veladero District, Argentina Interceptsac

Drill Results from Q1 2026
						Including[d]
Core Drill Hole[b]	Azimuth	Dip	Interval (m)	Estimated True Width (m)[c]	Au (g/t)	Interval (m)	Estimated True Width (m)[c]	Au (g/t)
DDH-POR-07A	305	-60	125 - 129	4.0*	0.48	—	—	—
DDH-POR-07A	305	-60	132 - 136	4.0*	0.31	—	—	—
DDH-POR-07A	305	-60	142 - 144	2.0*	0.97	—	—	—
DDH-POR-07A	305	-60	163.4 - 216	54.6*	2.03	163.4 - 175	11.6*	3.24
						183 - 199	18.0*	3.39
DDH-POR-07A	305	-60	242 - 244	2.0*	1.28	—	—	—

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 1.0 meters; internal dilution is less than 20% total width.
b.	Drill hole nomenclature: Drill system Diamond Drill Hole (DDH), Project Name (POR = Porfiada) followed by the hole number.
c.

True width for drillhole intercepts has been estimated based on the latest geological interpretation and it is subject to refinement as additional data becomes available. *core length: true width of intercepts are uncertain at this stage.

d.	Included intervals calculated using a 20.0 g/t Au cutoff and are uncapped; minimum intercept width is 1.0 meters; internal dilution is less than 20 % total width.

The drilling results for Porfiada contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by the laboratory at our Veladero mine. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Argenta Block conform to industry accepted quality control methods.

BARRICK FIRST QUARTER 2026	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

[14]	Q1 2026 Turquoise Ridge Significant Interceptsac

TRUG Dune Drill Results
						Including(d)
Core Drill Hole[b]	Azimuth	Dip	Interval (m)	Estimated True Width (m)[c]	Au (g/t)	Interval (m)	Estimated True Width (m)[c]	Au (g/t)
TUM-25236A	79	-6	117-120	3.0*	8.3	—	—	—
			144-146	1.5*	11.6	—	—	—
			181-190	1.9*	6.6	—	—	—
			321-342	5.04	11.4	328-329	1	94

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 1.0 meters; internal dilution is less than 20% total width.
b.	Drill hole nomenclature: TUM Project area Turquoise Ridge Underground, the year (25 for 2025) followed by the hole number.
c.

True width for drillhole intercepts has been estimated based on the latest geological interpretation and it is subject to refinement as additional data becomes available. *core length: true width of intercepts are uncertain at this stage.

d.	Included intervals calculated using a 20.0 g/t Au cutoff and are uncapped; minimum intercept width is 1.0 meters; internal dilution is less than 20 % total width.

The drilling results for Turquoise Ridge contained in this presentation have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Turquoise Ridge conform to industry accepted quality control methods.

BARRICK FIRST QUARTER 2026	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

 Consolidated Statements of Income

Barrick Mining Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended March 31,

	2026	2025

Revenue (notes 5 and 6)	$5,218	$3,130

Costs and expenses (income)

Cost of sales (notes 5 and 7)	2,099	1,785

General and administrative expenses	39	42

Exploration, evaluation and project expenses	116	54

Impairment charges	—	4

Loss on currency translation	20	2

Closed mine rehabilitation	(3)	19

Income from equity investees (note 12)	(316)	(67)

Other (income) expense (note 9)	(4)	170

Income before finance costs and income taxes	$3,267	$1,121

Finance costs, net	(39)	(62)

Income before income taxes	$3,228	$1,059

Income tax expense (note 10)	(747)	(278)

Net income	$2,481	$781

Attributable to:

Equity holders of Barrick Mining Corporation	$1,602	$474

Non-controlling interests (note 16)	$879	$307

Earnings per share attributable to the equity holders of Barrick Mining Corporation (note 8)

Net income

Basic	$0.96	$0.27

Diluted	$0.96	$0.27

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2026	49	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

 Consolidated Statements

 of Comprehensive Income

Barrick Mining Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,

	2026	2025

Net income	$2,481	$781

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Unrealized losses on derivatives designated as cash flow hedges, net of tax $nil and $nil	(184)	—

Realized losses on derivatives designated as cash flow hedges, net of tax $nil and $nil	42	—

Items that will not be reclassified to profit or loss:

Actuarial gain (loss) on post employment benefit obligations, net of tax $nil and $nil	—	(1)

Net unrealized change on equity investments, net of tax $nil and $nil	(40)	5

Net realized change on equity investments, net of tax $(1) and $nil	59	—

Total other comprehensive (loss) income	(123)	4

Total comprehensive income	$2,358	$785

Attributable to:

Equity holders of Barrick Mining Corporation	$1,479	$478

Non-controlling interests	$879	$307

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2026	50	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

 Consolidated Statements of Cash Flow

Barrick Mining Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,

	2026	2025

OPERATING ACTIVITIES

Net income	$2,481	$781

Adjustments for the following items:

Depreciation	500	411

Finance costs, net	39	62

Impairment charges	—	4

Income tax expense (note 10)	747	278

Income from equity investees (note 12)	(316)	(67)

Loss on sale of non-current assets (note 9)	1	—

Loss on currency translation	20	2

Change in working capital (note 11)	(302)	(105)

Other operating activities (note 11)	(256)	(9)

Operating cash flows before interest and income taxes	2,914	1,357

Interest paid	(49)	(25)

Interest received	55	46

Income taxes paid[1]	(366)	(166)

Net cash provided by operating activities	2,554	1,212

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(979)	(837)

Sales proceeds	2	—

Divestitures[2]	(4)	—

Investment sales	110	—

Dividends received from equity method investments (note 12)	110	38

Shareholder loan repayments from equity method investments	147	60

Net cash used in investing activities	(614)	(739)

FINANCING ACTIVITIES

Lease repayments	(5)	(3)

Dividends	(697)	(172)

Share buyback program (note 15)	—	(143)

Funding from Reko Diq non-controlling interests (note 16)	122	83

Disbursements to non-controlling interests (note 16)	(926)	(208)

Pueblo Viejo JV partner shareholder loan	(9)	4

Net cash used in financing activities	(1,515)	(439)

Effect of exchange rate changes on cash and equivalents	—	—

Net increase in cash and equivalents	425	34

Cash and equivalents at the beginning of period	6,706	4,074

Cash and equivalents at the end of period	7,131	4,108

Less: cash and equivalents classified as held for sale at the end of period	—	4

Cash and equivalents excluding assets classified as held for sale at the end of period	$7,131	$4,104

[1]	Income taxes paid excludes $20 million (Q1 2025: $17 million) for Q1 2026 of income taxes payable that were settled against offsetting value added tax (“VAT”) receivables.
[2]

Relates to working capital adjustments from the sale of the Hemlo gold mine and our interest in the Tongon gold mine and certain of its exploration properties, of which both transactions closed in the fourth quarter of 2025.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2026	51	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

 Consolidated Balance Sheets

Barrick Mining Corporation (in millions of United States dollars) (Unaudited)	As at March 31, 2026	As at December 31, 2025

ASSETS

Current assets

Cash and equivalents	$7,131	$6,706

Accounts receivable	718	791

Inventories	2,148	2,068

Other current assets	616	652

Total current assets	$10,613	$10,217

Non-current assets

Non-current portion of inventory	2,789	2,792

Equity in investees (note 12)	4,325	4,216

Property, plant and equipment	29,857	29,354

Intangible assets	148	148

Goodwill	3,034	3,034

Deferred income tax assets	43	43

Other assets	1,774	1,773

Total assets	$52,583	$51,577

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,649	$1,859

Debt	61	56

Current income tax liabilities	1,072	866

Other current liabilities	682	716

Total current liabilities	$3,464	$3,497

Non-current liabilities

Debt	4,665	4,647

Provisions	1,791	1,846

Deferred income tax liabilities	4,147	3,984

Other liabilities	1,743	1,687

Total liabilities	$15,810	$15,661

Equity

Capital stock (note 15)	$26,841	$26,834

Deficit	(272)	(1,170)

Accumulated other comprehensive loss	(396)	(273)

Other	1,166	1,166

Total equity attributable to Barrick Mining Corporation shareholders	$27,339	$26,557

Non-controlling interests (note 16)	9,434	9,359

Total equity	$36,773	$35,916

Contingencies and commitments (notes 5 and 17)

Total liabilities and equity	$52,583	$51,577

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2026	52	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

 Consolidated Statements of Changes in Equity

Barrick Mining Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2026	1,675,360	$26,834	($1,170)	($273)	$1,166	$26,557	$9,359	$35,916

Net income	—	—	1,602	—	—	1,602	879	2,481

Total other comprehensive loss	—	—	—	(123)	—	(123)	—	(123)

Total comprehensive income (loss)	—	—	1,602	(123)	—	1,479	879	2,358

Transactions with owners

Dividends	—	—	(697)	—	—	(697)	—	(697)

Funding from non-controlling interests (note 16)	—	—	—	—	—	—	122	122

Disbursements to non-controlling interests (note 16)	—	—	—	—	—	—	(926)	(926)

Dividend reinvestment plan (note 15)	148	7	(7)	—	—	—	—	—

Total transactions with owners	148	7	(704)	—	—	(697)	(804)	(1,501)

At March 31, 2026	1,675,508	$26,841	($272)	($396)	$1,166	$27,339	$9,434	$36,773

At January 1, 2025	1,727,100	$27,661	($5,269)	$33	$1,865	$24,290	$8,966	$33,256

Net income	—	—	474	—	—	474	307	781

Total other comprehensive income	—	—	—	4	—	4	—	4

Total comprehensive income	—	—	474	4	—	478	307	785

Transactions with owners

Dividends	—	—	(172)	—	—	(172)	—	(172)

Funding from non-controlling interests	—	—	—	—	—	—	83	83

Disbursements to non-controlling interests	—	—	—	—	—	—	(242)	(242)

Dividend reinvestment plan	50	1	(1)	—	—	—	—	—

Share buyback program	(7,692)	(124)	—	—	(22)	(146)	—	(146)

Total transactions with owners	(7,642)	(123)	(173)	—	(22)	(318)	(159)	(477)

At March 31, 2025	1,719,458	$27,538	($4,968)	$37	$1,843	$24,450	$9,114	$33,564

[1]	Includes cumulative translation losses at March 31, 2026: $95 million (December 31, 2025: $95 million; March 31, 2025: $95 million).
[2]	Includes additional paid-in capital as at March 31, 2026: $1,128 million (December 31, 2025: $1,128 million; March 31, 2025: $1,805 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2026	53	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

Barrick Mining Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 ∎ Corporate Information

Barrick Mining Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. Barrick shares trade on the New York Stock Exchange under the symbol B and the Toronto Stock Exchange under the symbol ABX. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.

We have ownership interests in producing gold mines that are located in Argentina, the Democratic Republic of the Congo, the Dominican Republic, Mali, Papua New Guinea, Tanzania and the United States. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas, Asia and Africa.

2 ∎ Material Accounting Policy Information

a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting. These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s material accounting policy information was presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2025 (“2025 Annual Financial Statements”), and have been consistently applied in the preparation of these interim financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 8, 2026.

b) New Accounting Standards Issued

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards and determined they do not have a material impact on Barrick in the current reporting period. In particular, the following standards have been issued by the IASB.

∎

Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7) with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026. The amendment clarifies the date of recognition and derecognition of some financial assets and liabilities, and updates the disclosures for equity instruments designated at fair value through other comprehensive income. This did not have a material impact on the financial statements.
∎

IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, it will impact presentation and disclosure of certain aspects of the financial statements including management-defined performance measures (MPM) within the financial statements. Based on our preliminary assessment, items of income and expenses in the statement of income will be grouped into new categories resulting in new subtotals and/or line items being presented and changes in how certain existing subtotals are calculated; operating profit will be the starting point for determining cash flows from operating activities instead of net income and interest paid will be presented as financing cash flows and interest received as investing cash flows; and new disclosures will be required for MPMs, of which we believe that the following will meet the MPM definition: Adjusted net earnings, EBITDA, Adjusted EBITDA and Attributable EBITDA.

No standards have been early adopted in the current period.

3 ∎ Critical Judgements, Estimates, Assumptions and Risks

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2025 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2025 Annual Financial Statements.

a) Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rates. The change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For Q1 2026, we recorded a net decrease of $44 million (Q1 2025: $26 million net increase) to the PER at our minesites primarily due to an increase in the discount rate and spending incurred during the quarter, partially offset by accretion.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In Q4 of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

BARRICK FIRST QUARTER 2026	54	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

b) Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 17 for further details on contingencies.

4 ∎ Acquisitions and Divestitures

a) Loulo-Gounkoto

On June 16, 2025, the Bamako Commercial Tribunal placed Loulo-Gounkoto under temporary provisional administration. While Barrick retained its 80% legal ownership of the mining complex, control over operations transferred to an external administrator. Following this action by the Malian courts, management concluded that Barrick had lost control of the subsidiaries that hold our interest in Loulo-Gounkoto because we could not effectively exercise power over the relevant activities related to the mine, nor could we affect the returns of the mine through managerial involvement. As a result of the loss of control event in Q2 2025, we deconsolidated the subsidiaries, and derecognized the assets, liabilities and non-controlling interest of Loulo-Gounkoto at their carrying amounts at the date when control was lost.

On November 24, 2025, Barrick announced that an agreement had been entered into with the Government of the Republic of Mali to put an end to all disputes regarding the Loulo and Gounkoto mines. The provisional administration of the Loulo-Gounkoto complex was terminated on December 16, 2025, at which point operational control was handed back to the management of Société des Mines de Loulo SA (“Somilo”) and Société des Mines de Gounkoto SA (“Gounkoto”).

We have determined that this represents a business combination with Barrick identified as the acquirer. We have determined the acquisition price should be equal to the fair value of Barrick’s 80% investment in the equity of Somilo and Gounkoto.

We have determined the fair value of Barrick’s existing interest in Loulo-Gounkoto immediately before the acquisition of control, which represents the fair value of the consideration in the transaction. We have also determined the fair value of the non-controlling interest and performed a provisional allocation of the purchase price to identified assets and liabilities.

The tables below present the provisional allocation of the purchase price to the assets and liabilities acquired recorded in the fourth quarter of 2025. This allocation is provisional, primarily property, plant and equipment. As disclosed in note 17, in April 2026 we made a $200 million payment in respect of royalties, penalties and interest, which will have implications on the purchase price allocation. We expect to complete the purchase price allocation process in the second half of 2026.

($ millions)

Fair value of Loulo-Gounkoto (100%)	$3,220

Fair value of Loulo-Gounkoto (80%)	2,576

Provisional fair value allocation at acquisition

Cash	$71

Other current assets	154

Inventory	629

Property, plant and equipment	3,131

Other long-term assets	120

Total assets	$4,105

Current liabilities	$347

Deferred income tax liabilities	474

Lease liabilities	17

Provisions	47

Other liability to Loulo-Gounkoto NCI	240

Total liabilities	$1,125

Non-controlling interests	404

Net assets acquired	$2,576

We primarily used a discounted cash flow model (being the net present value of expected future cash flows) to determine the fair value of the mining interests and used a depreciated replacement cost approach in determining the fair value of property, plant and equipment. Expected future cash flows are based on estimates of future gold prices inclusive of a $3,000/oz long-term gold price and projected future revenues, estimated quantities of ore reserves and mineral resources, including expected conversions of resources to reserves, expected future production costs and capital expenditures based on the life of mine plans for the mines as at the acquisition date. A WACC of 16% was applied in the discounted cash flow model.

Since it has been consolidated from December 16, 2025, Loulo-Gounkoto contributed revenue of $505 million and net income of $16 million for the year ended December 31, 2025. If the acquisition had occurred on January 1, 2025, consolidated revenue and consolidated net income for the year ended December 31, 2025, would have been $1,036 million and $484 million, respectively. For the three months ended March 31, 2026, revenue and net income were $426 million and $164 million, respectively. The fair value of accounts receivable was $92 million (included in other current assets) as at December 16, 2025, which was equivalent to the contractual amount.

BARRICK FIRST QUARTER 2026	55	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

5 ∎ Segment Information

Barrick’s business is organized into fourteen minesites. Barrick’s Chief Operating Decision Maker (“CODM”) (Mark Hill, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite level. Our presentation of our reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended March 31, 2026	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income

Carlin[2]	$1,399	$380	$125	$1	$1	$892

Cortez[2]	719	231	81	—	1	406

Turquoise Ridge[2]	772	160	47	—	(6)	571

Pueblo Viejo[2]	669	166	67	1	3	432

Loulo-Gounkoto[2]	426	203	38	—	21	164

Kibali	342	99	33	—	12	198

Lumwana	347	174	43	—	6	124

North Mara[2]	218	78	21	—	3	116

Bulyanhulu[2]	222	68	18	—	2	134

Reportable segment total	$5,114	$1,559	$473	$2	$43	$3,037

Other Mines[2]	501	136	51	1	—	313

Share of equity investees	(342)	(99)	(33)	—	(12)	(198)

Segment total	$5,273	$1,596	$491	$3	$31	$3,152

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended March 31, 2025	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$678	$339	$62	$1	$3	$273

Cortez[2]	456	184	57	2	2	211

Turquoise Ridge[2]	364	156	47	—	1	160

Pueblo Viejo[2]	377	162	75	1	3	136

Loulo-Gounkoto[2]	—	—	6	1	79	(86)

Kibali	192	81	32	—	7	72

Lumwana	305	148	60	—	2	95

North Mara[2]	235	81	21	—	3	130

Bulyanhulu[2]	146	61	16	—	2	67

Reportable segment total	$2,753	$1,212	$376	$5	$102	$1,058

Other Mines[2]	583	237	58	2	3	283

Share of equity investees	(192)	(81)	(32)	—	(7)	(72)

Segment total	$3,144	$1,368	$402	$7	$98	$1,269

[1]	Includes accretion expense, which is included within finance costs in the consolidated statement of income. For Q1 2026, accretion expense was $12 million (Q1 2025: $14 million).
[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income for Q1 2026 for Nevada Gold Mines $1,202 million, $428 million, $773 million (Q1 2025: $644 million, $355 million, $284 million), Pueblo Viejo $275 million, $94 million, $180 million (Q1 2025: $149 million, $95 million, $54 million), Loulo-Gounkoto $85 million, $48 million, $33 million (Q1 2025: $nil, $1 million, $(17) million), North Mara and Bulyanhulu $70 million, $30 million, $40 million (Q1 2025: $61 million, $29 million, $31 million), and Tongon $nil, $nil, $nil (Q1 2025: $10 million, $7 million, $2 million), respectively.

BARRICK FIRST QUARTER 2026	56	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended March 31

	2026	2025

Reportable segment income	$3,037	$1,058

Segment income from Other Mines	313	283

Share of equity investees in reportable segment income	(198)	(72)

Other revenue	(55)	(14)

Other cost of sales/amortization	(12)	(15)

Exploration, evaluation and project expenses not attributable to segments	(113)	(47)

General and administrative expenses	(39)	(42)

Other income (expense) not attributable to segments	23	(86)

Impairment charges	—	(4)

Loss on currency translation	(20)	(2)

Closed mine rehabilitation	3	(19)

Income from equity investees	316	67

Finance costs, net (includes non-segment accretion)	(27)	(48)

Income before income taxes	$3,228	$1,059

Capital Expenditures Information	Segment capital expenditures[1]

	For the three months ended March 31

	2026	2025

Carlin	$184	$204

Cortez	116	100

Turquoise Ridge	28	21

Pueblo Viejo	115	87

Loulo-Gounkoto	—	18

Kibali	40	34

Lumwana	164	70

North Mara	50	40

Bulyanhulu	41	38

Other Mines	47	71

Segment total	$785	$683

Other items not allocated to segments	316	124

Total	$1,101	$807

Share of equity investees	(40)	(34)

Total	$1,061	$773

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For Q1 2026, cash expenditures were $979 million (Q1 2025: $837 million) and the increase in accrued expenditures was $82 million (2025: $64 million decrease).

Purchase Commitments

At March 31, 2026, we had purchase obligations for supplies and consumables of $3,829 million (December 31, 2025: $3,837 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $2,030 million at March 31, 2026 (December 31, 2025: $2,329 million).

BARRICK FIRST QUARTER 2026	57	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

6 ∎  Revenue

	For the three months ended March 31

	2026	2025

Gold sales

Spot market sales[1]	$4,549	$2,601

Concentrate sales	196	149

Provisional pricing adjustments	11	16

	$4,756	$2,766

Copper sales

Concentrate sales	$210	$275

Cathode and anode sales	174	—

Provisional pricing adjustments	(41)	29

	$343	$304

Other sales[2]	119	60

Total	$5,218	$3,130

[1]	Includes realized losses on gold contracts of $42 million for Q1 2026 (Q1 2025: $nil). Refer to note 13 for further details.
[2]	Revenues include the sale of by-products for our gold and copper mines.

7 ∎ Cost of Sales

	Gold		Copper		Other[3]		Total
For the three months ended March 31	2026	2025	2026	2025	2026	2025	2026	2025

Site operating costs[1,2]	$1,179	$1,097	$143	$126	$—	$—	$1,322	$1,223

Depreciation[1]	449	342	43	60	8	9	500	411

Royalty expense	193	95	30	21	—	—	223	116

Mining and production taxes	46	23	—	—	—	—	46	23

Community relations	7	11	1	1	—	—	8	12

	$1,874	$1,568	$217	$208	$8	$9	$2,099	$1,785

[1]	Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value as follows: $31 million for Q1 2026 (Q1 2025: $1 million).
[2]	Site operating costs includes the costs of extracting by-products.
[3]	Other includes corporate amortization.

8 ∎ Earnings Per Share

	For the three months ended March 31

	2026		2025

	Basic	Diluted	Basic	Diluted

Net income	$2,481	$2,481	$781	$781

Net income attributable to non-controlling interests	(879)	(879)	(307)	(307)

Net income attributable to equity holders of Barrick Mining Corporation	$1,602	$1,602	$474	$474

Weighted average shares outstanding	1,675	1,675	1,725	1,725

Basic and diluted earnings per share attributable to the equity holders of Barrick Mining Corporation	$0.96	$0.96	$0.27	$0.27

BARRICK FIRST QUARTER 2026	58	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

9 ∎ Other (Income) Expense

	For the three months ended March 31

	2026	2025

Other expense:

Bank charges	$1	$1

Litigation legal expenses	5	4

Loulo-Gounkoto reduced operations costs[1]	12	67

Loss on Kibali JV Receivable	46	—

Litigation settlement accruals	—	91

Other	(4)	18

Total other expense	$60	$181

Other income:

Loss on sale of non-current assets	$1	$—

Remeasurement of contingent consideration	(55)	—

Interest income on other assets	(10)	(11)

Total other income	($64)	($11)

Total other (income) expense	($4)	$170

[1]	2026 expenses relate to remobilization costs. Refer to note 4 for further details.

10 ∎ Income Tax Expense

	For the three months ended March 31

	2026	2025

Current	$580	$287

Deferred	167	(9)

Total	$747	$278

Income tax expense was $747 million for Q1 2026 (Q1 2025: $278 million). The unadjusted effective income tax rate for Q1 2026 was 23% of income before income taxes.

The underlying effective income tax rate on ordinary income for Q1 2026 was 22% after adjusting for the impact of foreign currency translation losses on current and deferred tax balances; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of non-deductible foreign exchange losses; the impact of the remeasurement of the Hemlo contingent consideration; the impact of Loulo-Gounkoto; and the impact of other expense adjustments.

Currency Translation

Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (typically US dollars). The most significant balances relate to Argentine, Malian and Zambian tax balances.

In Q1 2026, a tax expense of $36 million (Q1 2025: $15 million tax recovery) arose primarily from net translation losses on current and deferred tax balances in Zambia and Mali, respectively due to the strengthening of the Zambian Kwacha and weakening of the West African CFA. These were partially offset by translation gains on deferred tax balances in Argentina due to the strengthening of the Argentine peso against the US dollar.

These net translation losses are included within income tax expense.

Withholding Taxes

For Q1 2026, we have recorded $39 million (Q1 2025: $20 million related to Tanzania and the United States) of dividend withholding taxes related to the distributed earnings of our subsidiaries in Argentina, and undistributed earnings of our subsidiaries in Saudi Arabia and the United States.

United States Tax Reform

Under the Inflation Reduction Act signed in August 2022, the United States implemented a 15% corporate alternative minimum tax (“CAMT”) on applicable financial statement income, effective for tax years beginning after December 31, 2022, with CAMT credit carryforwards having an indefinite life. Barrick is subject to CAMT as it meets the requisite income thresholds for a foreign-parented multinational group.

Since its introduction, we have recognized a deferred tax asset (DTA) from the CAMT credit carryforwards, anticipating recovery against future US Federal Income Tax liabilities. In Q1 2026, the IRS outlined additional interim guidance on the CAMT to allow several new adjustments to adjusted financial statement income (AFSI) and modify the scope of certain AFSI adjustments in prior interim guidance. Given potential future developments, the timing and amount of such CAMT recovery may be subject to change pending issuance of final regulations.

Organization for Economic Co-operation and Development (“OECD”) Pillar Two model rules

These rules apply to multi-national enterprises with annual consolidated revenues of at least €750 million in at least two of the prior four fiscal years immediately preceding the relevant fiscal year, which is reflective of our status.

Canada enacted Pillar Two legislation in Q2 2024, effective for fiscal years commencing on or after December 31, 2023. Other jurisdictions in which the group operates have either enacted or are in the process of enacting similar legislation. In accordance with the Global Minimum Tax Act enacted in Canada, the Group is required to file its first GloBE Information Return and the related Canadian tax returns for the 2024 fiscal year by June 30, 2026.

In terms of the income tax accounting, we have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Our review of Pillar Two for the current year, based on the OECD’s Transitional Safe Harbour rules as implemented in the Global Minimum Tax Act in Canada, has not identified any material amounts to be accrued for Q1 2026. As the law is evolving, both in Canada and elsewhere, we will continue to monitor the impact of this legislation.

BARRICK FIRST QUARTER 2026	59	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

11 ∎ Cash Flow - Other Items

Operating Cash Flows – Other Items	For the three months ended March 31

	2026	2025

Adjustments for non-cash income statement items:

Loss on Kibali JV receivable	$46	$—

Share-based compensation expense	38	42

Inventory impairment charges	16	1

Non-cash revenue recognized on Pueblo Viejo gold and silver streaming agreement	(8)	(7)

Change in estimate of rehabilitation costs at closed mines	(15)	10

Remeasurement of contingent consideration	(55)	—

Litigation settlement accruals	—	91

Change in other assets and liabilities	(103)	(42)

Settlement of share-based compensation	(140)	(53)

Settlement of rehabilitation obligations	(35)	(51)

Other operating activities	($256)	($9)

Cash flow arising from changes in:

Accounts receivable	$73	$12

Inventory	(52)	(67)

Value added taxes receivable[1]	(54)	(60)

Other current assets	(14)	(2)

Accounts payable	(250)	(24)

Other current liabilities	(5)	36

Change in working capital	($302)	($105)

[1]

Excludes $20 million (Q1 2025: $17 million) for Q1 2026 of VAT receivables that were settled against offsetting of income taxes payable and $10 million (Q1 2025: $44 million) for Q1 2026 of VAT receivables that were settled against offsetting of other duties and liabilities.

12 ∎ Equity Accounting Method Investment Continuity

	Kibali	Jabal Sayid	Zaldívar	Porgera	Other	Total

At January 1, 2025	$2,015	$401	$875	$780	$41	$4,112

Equity pick-up (loss) from equity investees	203	139	(26)	121	—	437

Funds invested	—	—	—	—	1	1

Dividends received from equity investees	(67)	(130)	—	—	(2)	(199)

Equity earnings adjustment	—	—	—	7	—	7

Shareholder loan repayment	—	—	—	(138)	(4)	(142)

At December 31, 2025	$2,151	$410	$849	$770	$36	$4,216

Equity pick-up (loss) from equity investees	204	53	14	44	(1)	314

Dividends received from equity investees	(60)	(50)	—	—	—	(110)

Equity earnings adjustment	—	—	—	2	—	2

Shareholder loan repayment	—	—	—	(97)	—	(97)

At March 31, 2026	$2,295	$413	$863	$719	$35	$4,325

BARRICK FIRST QUARTER 2026	60	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

13 ∎ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/ receive cash or another financial instrument.

Gold Contracts

In Q3 2025, we entered into 25,000 ounces of zero cost gold collars that mature every month between September 2025 and August 2028 for a total of 900,000 ounces. These contracts contain purchased put and sold call options with strike prices of $3,100/oz and $4,310/oz, respectively. These contracts are designated as cash flow hedges, with the effective portion of the hedge recognized in other comprehensive income and the ineffective portion recognized as loss (gain) on non-hedge derivatives. The realized loss related to these positions is $42 million for Q1 2026 (Q1 2025: $nil) and was recorded in revenue. As at March 31, 2026, the fair value of the remaining derivatives is a loss of $529 million (December 31, 2025: $386 million), with $165 million recorded as other current liabilities and $364 million recorded as other non-current liabilities (December 31, 2025: $89 million and $297 million, respectively). As at March 31, 2026, 725,000 ounces of gold collars remain outstanding.

14 ∎ Fair Value Measurements

a) Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at March 31, 2026	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value

Other investments[1]	$47	$—	$—	$47

Derivatives[2]	—	(529)	—	(529)

Receivables from provisional copper and gold sales	—	249	—	249

Receivable from NOVAGOLD	—	—	171	171

Contingent consideration[3]	—	—	296	296

	$47	($280)	$467	$234

1	Includes equity investments in other mining companies.
2	Refer to note 13 for further details.
3	Primarily includes contingent consideration relating to the Tongon mine, Norte Abierto project, Hemlo mine and Alturas project.

b) Fair Values of Financial Assets and Liabilities

	As at March 31, 2026		As at December 31, 2025

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Financial assets

Other assets[1]	$932	$932	$940	$940

Other investments[2]	47	47	131	131

Contingent consideration[3]	296	296	240	240

	$1,275	$1,275	$1,311	$1,311

Financial liabilities

Debt[4]	$4,726	$4,889	$4,703	$4,970

Derivative liabilities[5]	529	529	386	386

Other liabilities	801	801	803	803

	$6,056	$6,219	$5,892	$6,159

[1]	Includes restricted cash and amounts due from our partners.
[2]	Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
[3]	Primarily includes contingent consideration relating to the Tongon mine, Norte Abierto project, Hemlo mine and Alturas project.
[4]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.
[5]	Refer to note 13 for further details.

The Company’s valuation techniques for our remaining financial assets and liabilities were presented in Note 26 of the 2025 Annual Financial Statements and have been consistently applied in these interim financial statements.

15 ∎ Capital Stock

a) Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,675,508,360 common shares as at March 31, 2026). Our common shares have no par value.

b) Dividends

The Company’s practice has been to declare dividends after a quarter as part of the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 147,965 common shares being issued to shareholders for YTD 2026.

At the May 8, 2026 meeting, the Board of Directors authorized a dividend of $0.175 per share (approximately $300 million dollars) to be paid on June 15, 2026 to shareholders of record at the close of business on May 29, 2026.

c) Share Buyback Program

At the May 8, 2026 meeting, the Board of Directors authorized a new share buyback program for the purchase of up to $3 billion of Barrick’s outstanding common shares over the next 12 months.

The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other

BARRICK FIRST QUARTER 2026	61	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

16 ∎ Non-controlling Interests Continuity

	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo- Gounkoto	Tongon[2]	Reko Diq	Other	Total

NCI in subsidiary at March 31, 2026	38.5%	40%	16%	20%	—	50%	Various

At January 1, 2025	$6,379	$1,160	$375	$695	$16	$421	($80)	$8,966

Share of income (loss)	1,851	272	95	(57)	10	(10)	—	2,161

Cash contributed	—	—	—	—	—	362	—	362

Loss of control[3]	—	—	—	(686)	—	—	—	(686)

Acquisitions (divestitures)[3]	—	—	—	404	(19)	—	—	385

Disbursements	(1,579)	(168)	(75)	—	(7)	—	—	(1,829)

At December 31, 2025	$6,651	$1,264	$395	$356	$—	$773	($80)	$9,359

Share of income (loss)	736	97	26	21	—	(1)	—	879

Cash contributed	—	—	—	—	—	122	—	122

Disbursements	(814)	(112)	—	—	—	—	—	(926)

At March 31, 2026	$6,573	$1,249	$421	$377	$—	$894	($80)	$9,434

[1]	Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.
[2]

On October 6, 2025, we reached an agreement to sell our interest in the Tongon gold mine and certain of its exploration properties to the Atlantic Group for total consideration of up to $305 million. The transaction closed on December 1, 2025.

[3]	Refer to note 4 for further details.

17 ∎ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 36 “Contingencies” to the 2025 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2025 Annual Financial Statements.

The description set out below should be read in conjunction with Note 36 “Contingencies” to the 2025 Annual Financial Statements.

Litigation and Claims Update

Pascua-Lama — Proposed Canadian Securities Class Actions

In the Ontario proceeding, the Superior Court of Justice for Ontario issued its decision on the plaintiffs’ motion for class certification on March 4, 2026. The Court certified the plaintiffs’ statutory secondary market and common law misrepresentation claims but declined to certify the plaintiffs’ primary market claims.

In the Quebec proceeding, both parties have delivered expert reports. Trial is scheduled for April 18 to May 15, 2028.

North Mara - Ontario Litigation

On April 7, 2026, the Court of Appeal for Ontario dismissed the plaintiffs’ appeal, upholding Barrick’s motion to dismiss both actions on the grounds that Tanzania is a more appropriate forum in which to litigate this matter. The plaintiffs have 60 days from the date of the Court of Appeal judgment to file an application for leave to appeal to the Supreme Court of Canada.

Loulo-Gounkoto Mining Conventions Dispute

Further to the terms of the settlement agreement announced on November 24, 2025, the 10-year renewal of the Somilo Exploitation Permit was granted under the 2023 Mining Code on February 13, 2026. Also further to the settlement agreement, the senior judge at the Pôle National Économique et Financier issued a ruling dated March 25, 2026 dismissing the criminal proceedings previously issued against Somilo, Gounkoto and certain individuals. This matter is now closed.

In addition, pursuant to a tax reconciliation process contemplated by the settlement agreement, a total of $200 million was paid to the Government of Mali in April 2026 in respect of additional royalties, penalties and interest related to the application of the 2023 Mining Code to Loulo-Gounkoto for 2024 and 2025.

BARRICK FIRST QUARTER 2026	62	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Shares Listed

B	The New York Stock Exchange
ABX	The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company

301 – 100 Adelaide Street West

Toronto, Ontario M5H 4H1

or

Equiniti Trust Company, LLC

48 Wall Street

New York, New York 10043

Telephone: 1 800 387 0825

Fax: 1 888 249 6189

Email: shareholderinquiries@tmx.com

Website: www.tsxtrust.com

 Barrick Mining Corporation

Telephone: +1 416 861 9911

Email: investor@barrick.com

Website: www.barrick.com

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

310 South Main Street, Suite 1150

Salt Lake City, Utah 84101

 Enquiries

Investor Relations Contact

Cleve Rueckert, +1 775 397 5443

Email: cleveland.rueckert@barrick.com

Media Contact

Brunswick Group

Carole Cable, +44 (0) 20 7404 5959

Email: barrick@brunswickgroup.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “aim”, “strategy”, “ramp up”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “project”, “intend”, “develop”, “progress”, “continue”, “temporary”, “estimate”, “potential”, “future”, “focus”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production and cost guidance, including our ability to meet our 2026 guidance; anticipated production growth from Barrick’s organic project pipeline and reserve replacement; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in sustaining costs per ounce/ pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy; mine life and production rates; anticipated timing for development of the Goldrush Project; our plans, timelines, and expected completion and benefits of our growth projects, including the Goldrush Project, Fourmile, Ren, Pueblo Viejo plant expansion and mine life extension project, Veladero Phase 8 Leach Pad, Reko Diq, solar power project at Kibali, and the Lumwana Super Pit Expansion; anticipated production at Goldrush, Ren, Reko Diq and Lumwana; timing for first production from the Lumwana Super Pit Expansion; Barrick’s decision to slow development activity at Reko Diq capital expenditures related to upgrades and ongoing management initiatives;

Barrick’s global exploration strategy and planned exploration activities; Barrick’s copper strategy; the resumption of operations at Loulo-Gounkoto following the resolution of disputes with the Government of Mali, including adoption of the 2023 Mining Code; our pipeline of high confidence projects at or near existing operations; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status, including Fourmile; the incorporation of Fourmile into the NGM joint venture at fair market value; potential mineralization and metal or mineral recoveries; Barrick’s intention to pursue and the expected timing for and potential benefits of an initial public offering (“IPO”) of Barrick’s North American gold assets; the structure and the ability of the IPO to generate significant value for Barrick and Newmont; our ability to convert resources into reserves and future reserve replacement; asset sales, joint ventures and partnerships; Barrick’s strategy, plans, targets and goals in respect of sustainability issues, including climate change, greenhouse gas (“GHG”) emissions reduction targets, human rights, safety performance, community development and resettlement, and responsible water use; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the expropriation or nationalization of property and political or economic developments in Canada, the United States, or other countries in which Barrick does or may carry on business in the future; risks relating to the proposed initial public offering of an entity that will hold Barrick’s North American assets; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to GHG emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina and uncertainty related to Venezuela; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact relations with foreign countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.